     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2000



                                                      REGISTRATION NO. 333-95541

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                   FORM SB-2
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------


                             CUSEEME NETWORKS, INC.
                      (FORMERLY WHITE PINE SOFTWARE, INC.)


                 (Name of small business issuer in its charter)

                DELAWARE                                    7372                                   04-3151064
      (State or other jurisdiction              (Primary Standard Industrial                    (I.R.S. employer
   of incorporation or organization)            Classification Code Number)                  identification number)

                               542 AMHERST STREET
                          NASHUA, NEW HAMPSHIRE 03063
                                 (603) 886-9050
(Address and telephone number of principal executive offices and principal place of business)

                         ------------------------------


                              KILLKO A. CABALLERO
                             CUSEEME NETWORKS, INC.
                               542 AMHERST STREET
                          NASHUA, NEW HAMPSHIRE 03063
                                 (603) 886-9050
           (Name, address and telephone number of agent for service)


                         ------------------------------

                                   COPIES TO:


                             MARK L. JOHNSON, ESQ.
                              EMILY F. HAYES, ESQ.
                               HALE AND DORR LLP
                                60 STATE STREET
                          BOSTON, MASSACHUSETTS 02109

                            ------------------------


    APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this post-effective Amendment becomes effective.


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____________


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                                Filed Pursuant to Rule 424(B)(2)
                                                         Registration #333-95541


                                1,302,084 SHARES


                                     [LOGO]

                                  COMMON STOCK


The selling stockholders named on page 42 are offering 1,302,084 shares of common stock of CUseeMe Networks, Inc., formerly White Pine Software, Inc. We will not receive any of the proceeds from sales of shares by the selling stockholders.



Our common stock trades on the Nasdaq National Market under the symbol "CUSM." On June 22, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $9.875 per share.


The selling stockholders may sell the shares from time to time on the Nasdaq National Market or otherwise. They may sell the shares at prevailing market prices or at prices negotiated with buyers. The selling stockholders will be responsible for any commissions or discounts due to brokers or dealers. The amount of those commissions or discounts will be negotiated before the sales. We will pay all of the other offering expenses, which we estimate will total $100,000.

                            ------------------------

INVESTING IN THESE SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE
5.

                             ---------------------

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 June 26, 2000

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER WE NOR THE SELLING STOCKHOLDERS HAVE AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING STOCKHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. IN THIS PROSPECTUS, REFERENCES TO "WE," "US" AND "OUR" REFER TO CUSEEME NETWORKS, INC. AND ITS SUBSIDIARY.


                            ------------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3
Risk Factors................................................      5
Use of Proceeds.............................................     11
Dividend Policy.............................................     11
Price Range of Our Common Stock.............................     11
Capitalization..............................................     12
Selected Consolidated Financial Data........................     13
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     14
Business....................................................     20
Management..................................................     34
Related Party Transactions..................................     41
Principal and Selling Stockholders..........................     42
Description of Capital Stock................................     44
Plan of Distribution........................................     46
Legal Matters...............................................     47
Experts.....................................................     47
Where You Can Find More Information.........................     47
Index to Consolidated Financial Statements..................    F-1


                            ------------------------


    We own or have rights to trademarks or trade names that we use in conjunction with the sale of our products and services. Our trademarks include ClassPoint, CU-SeeMe, CUseeMe Networks, CU-SeeMe Web and MeetingPoint.

                               PROSPECTUS SUMMARY

    BECAUSE THIS IS ONLY A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS," BEFORE DECIDING TO INVEST IN SHARES OFFERED BY THIS PROSPECTUS.

                                  OUR COMPANY


OUR BUSINESS..............................  We develop software solutions that facilitate worldwide video and audio communication across the Internet,
                                            intranets, extranets and other networks using the
                                            Internet protocol.

OUR PRODUCTS..............................  Our group conferencing software products, CU-SeeMe and
                                            MeetingPoint, create a client-server solution that
                                            allows users to participate in real-time, multipoint,
                                            multimedia conferences from the users' desktop
                                            computers, using existing Internet, intranet and
                                            extranet connections. Our CU-SeeMe Web software provides
                                            multipoint video instant messaging over the Internet. By
                                            developing multimedia conferencing products that require
                                            no proprietary hardware, we are able to offer multimedia
                                            conferencing at a substantially lower price than vendors
                                            of traditional hardware-based systems and thereby to
                                            encourage businesses and others to adopt multimedia
                                            conferencing as a mass communication medium.

OUR MARKET................................  Our customers include Internet service providers, Web portal sites, businesses, educational institutions,
                                            government organizations and individual consumers. We
                                            market and sell our products in the United States,
                                            Europe and the Pacific Rim through distributors,
                                            resellers, strategic partners, original equipment
                                            manufacturers and our direct sales organization, as well
                                            as directly over the Internet.

OUR NAME AND ADDRESS......................  On May 8, 2000, we changed our corporate name from White
                                            Pine Software, Inc. to CUseeMe Networks, Inc. Our
                                            principal executive offices are located at 542 Amherst
                                            Street, Nashua, New Hampshire 03063. Our telephone
                                            number is (603) 886-9050. Our web site is located at
                                            WWW.CUSEEME.COM; information contained in our web site
                                            is not a part of this prospectus.

ADDITIONAL CONSIDERATIONS.................  Since inception, we have incurred substantial losses, resulting in an accumulated deficit of $33.8 million at
                                            March 31, 2000. We expect to incur additional
                                            substantial losses for the foreseeable future. Market
                                            acceptance of our application hosting services, which we
                                            expect to introduce in the second fiscal quarter of
                                            2000, is critical to our future success. For a
                                            discussion of these and other risks relating to an
                                            investment in our common stock, see "Risk Factors"
                                            below.

                                  THE OFFERING


Common Stock Offered:                       All of the 1,302,084 shares offered by this prospectus
                                            are being sold by the selling stockholders. The selling
                                            stockholders acquired the shares from us in private
                                            placements completed in December 1999.

Use of Proceeds:                            We will not receive any of the proceeds from sales of
                                            shares by the selling stockholders.

Nasdaq National Market Symbol:              CUSM (formerly WPNE)



                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)



    The summary consolidated financial data presented below should be read in conjunction with, and are qualified in their entirety by reference to, our consolidated financial statements for the years ended December 31, 1998 and 1999 and for the three months ended April 2, 1999 and March 31, 2000 and related notes, which are included in this prospectus. Financial data for the years ended 1996 and 1997 are derived from our consolidated financial statements not included in this prospectus. The financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations", contained elsewhere in this prospectus.



                                          YEAR ENDED DECEMBER 31,                  THREE MONTHS ENDED
                                 -----------------------------------------   ------------------------------
                                   1996       1997       1998       1999     APRIL 2, 1999   MARCH 31, 2000
                                 --------   --------   --------   --------   -------------   --------------
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software license fees........  $10,500    $ 9,797    $ 6,948    $ 10,715      $ 2,186         $ 3,595
  Services and other...........    1,166      1,255        845       1,287          273             497
    Total revenue..............   11,666     11,052      7,793      12,002        2,459           4,092
Gross profit...................    9,454      9,162      6,148       9,454        1,945           3,100
Loss from operations...........   (3,790)    (7,746)    (8,911)     (4,931)      (1,345)         (1,071)
Net loss.......................   (3,637)    (6,826)    (8,424)     (4,849)      (1,304)            (56)

Basic and diluted net loss per
  share........................  $ (0.55)   $ (0.75)   $ (0.86)   $  (0.46)     $ (0.12)        $ (0.00)
                                 =======    =======    =======    ========      =======         =======
Basic and diluted weighted
  average shares outstanding...    6,618      9,148      9,798      10,620       10,480          12,086
                                 =======    =======    =======    ========      =======         =======



                                                              DECEMBER 31, 1999   MARCH 31, 2000
                                                              -----------------   --------------
BALANCE SHEET DATA:
Cash and cash equivalents...................................       $22,088           $21,561
Working capital.............................................        22,943            24,005
Total assets................................................        32,047            33,172
Long-term debt, net of current portion......................            --                --
Total stockholders' equity..................................        27,772            29,088

                                  RISK FACTORS



    SOME OF THE INFORMATION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE SUBSTANTIAL RISKS AND UNCERTAINTIES. YOU CAN IDENTIFY THESE STATEMENTS BY FORWARD-LOOKING WORDS SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "BELIEVE," "ESTIMATE," "CONTINUE" AND SIMILAR WORDS. YOU SHOULD READ STATEMENTS THAT CONTAIN THESE WORDS CAREFULLY BECAUSE THEY (1) DISCUSS OUR FUTURE EXPECTATIONS, (2) CONTAIN PROJECTIONS OF OUR FUTURE OPERATING RESULTS OR FINANCIAL CONDITION OR (3) STATE OTHER "FORWARD-LOOKING" INFORMATION. WE BELIEVE IT IS IMPORTANT TO COMMUNICATE CERTAIN OF OUR EXPECTATIONS TO OUR INVESTORS. THERE MAY BE EVENTS IN THE FUTURE, HOWEVER, THAT WE ARE NOT ACCURATELY ABLE TO PREDICT OR OVER WHICH WE HAVE NO CONTROL. THE RISK FACTORS LISTED IN THIS SECTION, AS WELL AS ANY OTHER CAUTIONARY LANGUAGE IN THIS PROSPECTUS, PROVIDE EXAMPLES OF RISKS, UNCERTAINTIES AND EVENTS THAT MAY CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS WE DESCRIBE IN OUR FORWARD-LOOKING STATEMENTS. BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD BE AWARE THAT THE OCCURRENCE OF ANY OF THE EVENTS DESCRIBED IN THESE RISK FACTORS AND ELSEWHERE IN THIS PROSPECTUS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. IN SUCH CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.



WE HAVE INCURRED SUBSTANTIAL LOSSES IN THE PAST AND MAY NOT BE PROFITABLE IN THE
  FUTURE.



    We may never generate significant revenue or be profitable. Since we began operations, we have incurred substantial losses. We incurred net losses of $8.4 million in 1998, $4.8 million in 1999 and $56,000 in the first quarter of 2000. We had an accumulated deficit of $33.7 million at December 31, 1999 and an accumulated deficit of $33.8 million at March 31, 2000.



    We expect to incur substantial losses for the foreseeable future, because we intend to continue investing heavily in the development and marketing of MeetingPoint and our application hosting services. In February 2000, we completed the sale of our legacy connectivity products business. In addition, we expect that revenue from CU-SeeMe will not increase substantially, and may decrease, during the foreseeable future. We cannot be certain that sales of MeetingPoint and application hosting services and other new products and services will offset lost revenue from the sale of our legacy connectivity products business and declines in revenue from CU-SeeMe in 2000 or in later years.



OUR QUARTERLY RESULTS MAY FLUCTUATE AND CAUSE THE PRICE OF OUR COMMON STOCK TO
  FALL.



    Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenue or operating results fall below the expectations of investors or public market analysts, the price of our common stock could fall substantially. Our quarterly operating results may vary significantly depending on a number of factors, some of which are outside of our control. These factors include:



    - the timing of the introduction or acceptance of new products offered by us or our competitors;



    - changes in demand for Internet services;



    - changes in the mix of products sold by us;



    - announcements of new products, services or technologies by us or our competitors that cause customers to defer or cancel purchases of our products;



    - changes in pricing strategies by us or competitors;



    - changes in regulations affecting the multimedia conferencing industry; and



    - changes in currency exchange rates.



    As a result of these factors, we may not be able to predict our operating results accurately. In addition, MeetingPoint continues to undergo long evaluation and sale cycles by potential users. The lengths of these cycles make it particularly difficult for us to predict the amount and timing of revenue from this product.



    We base our expense levels on our product development plans and our estimates of future revenue. To a large extent, our expenses are fixed. We may be unable to adjust our spending in time to compensate for any unexpected revenue shortfall, thus magnifying the adverse effect of any revenue shortfall.



OUR APPLICATION HOSTING SERVICES MAY NOT ACHIEVE SIGNIFICANT MARKET ACCEPTANCE.



    We introduced our application hosting services in the second fiscal quarter of 2000. Broad acceptance of our application hosting services is critical to our future success and is subject to a number of significant risks, many of which are outside of our control. These risks include:



    - the ability of our system infrastructure to support large numbers of concurrent users is unproven;



    - corporate users may not be willing to outsource control and management of their multimedia conferencing to a third party due to possible security, reliability or other concerns;



    - the introduction of competing products and technologies; and



    - our dependence on third-party hardware and network providers.



WE FACE INTENSE COMPETITION FROM OTHER INDUSTRY PARTICIPANTS AND MAY NOT BE ABLE
  TO COMPETE EFFECTIVELY.



    The market for Internet communications products and services is extremely competitive. Because the barriers to entry in the market are relatively low and the potential market is large, we expect continued growth in the industry and the entrance of new competitors in the future. Many of our current and potential competitors, particularly Intel, Microsoft, PictureTel and Ezenia!, have significantly longer operating histories and significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than we do. As a result, these companies may be able to adapt more quickly to new or emerging technologies and changes in customer requirements and may be able to devote greater resources to the promotion and sale of their conferencing products and services. In addition, to the extent that competitors choose to bundle competing multimedia conferencing applications with other products, the demand for our products and services might be substantially reduced.



    As a result, we cannot assure you that we will be able to compete successfully with existing or new competitors in the multimedia conferencing market. We believe that our ability to compete successfully in this market will depend on a number of factors both within and outside our control, including:



    - the adoption and evolution of industry standards;



    - the pricing policies of our competitors and suppliers;



    - the timing of the introduction of new software products and services by us and our competitors; and



    - our ability to hire and retain highly qualified employees.



    To remain competitive in the multimedia conferencing market, we must continue to invest heavily in research and development and in sales and marketing. We may not have sufficient resources to make those investments, or we may not be able to make the technological advances necessary to continue to be competitive. In addition, current and potential competitors have established or may establish collaborative relationships among themselves and with third parties to increase the visibility and utility of their products and services. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire significant market share, which could have a material adverse effect on our business.



WE MUST HIRE AND RETAIN SKILLED PERSONNEL IN A COMPETITIVE LABOR MARKET.



    Qualified personnel are in great demand throughout the software and Internet industries. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, professional services personnel and software engineers. If we fail to attract and retain the highly trained technical personnel that are integral to our sales, professional services and product development teams, the rate at which we can generate sales and develop new products or services may be limited. This could have a material adverse effect on our business, operating results and financial condition.



IF WE LOSE THE SERVICES OF OUR CHIEF EXECUTIVE OFFICER OR ANY OTHER KEY MEMBER
  OF OUR MANAGEMENT TEAM, OUR BUSINESS COULD SUFFER.



    Our future success depends to a significant degree on the skill, experience and efforts of Killko Caballero, our chief executive officer, and other key members of our management team. The loss of any key member of our management team could have a material adverse effect on our business.



WE RELY ON ONE DISTRIBUTOR FOR A SIGNIFICANT PORTION OF OUR TOTAL REVENUE.



    Sales to Ingram Micro represented 8% of our total revenue in 1999 and 26% of our total revenue in 1998. The loss of, or a significant curtailment of purchases by, Ingram Micro, including a loss or curtailment due to factors outside of our control, could have a material adverse effect on our business.



WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY.



    Our business could be seriously harmed if we are unable to protect adequately our proprietary software and our other proprietary intellectual property rights. We may be unable to deter misappropriation of our proprietary technology, detect unauthorized use and take appropriate steps to enforce our intellectual property rights. Our competitors could, without violating our proprietary rights, develop technologies that are as good or better than our technology.



    Some of our multimedia conferencing products are licensed to customers under "shrink wrap" licenses included as part of the product packaging. In most cases our shrink wrap licenses are not negotiated with or signed by individual licensees. Some of the provisions of our shrink wrap licenses, including provisions limiting our liability and protecting us against unauthorized use, copying, transfer and disclosure of the licensed program, may be unenforceable under the laws of certain jurisdictions. Also, we have delivered technical data and information relating to CU-SeeMe and MeetingPoint to the United States government, and as a result, the United States government may have unlimited rights to use the technical data and information or to authorize others to use the technical data and information. We can not assure you that the United States government will not authorize others to use our technical data and information for purposes competitive with our products. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do laws in the United States.



CLAIMS BY OTHER COMPANIES THAT WE INFRINGE THEIR PROPRIETARY TECHNOLOGY COULD
  PREVENT US FROM OFFERING OUR PRODUCTS OR OTHERWISE HURT OUR BUSINESS AND OUR FINANCIAL CONDITION.



    Because the protection of intellectual property rights is often critically important to the success of companies in the multimedia conferencing industry, our competitors or others could assert claims that our technologies infringe their proprietary rights. From time to time, we have received and may receive in the future notice of claims of infringement of other parties' proprietary rights. Many participants in the software industry have an increasing number of patents and have frequently demonstrated a readiness to commence litigation based on allegations of patent or other intellectual property infringement. For example, a third party has objected to our use of the name "MeetingPoint." We may not have the financial resources necessary to pursue any resulting litigation to a final judgment, and we may not prevail in any litigation. In defending against such litigation, we could incur significant legal and other expenses and our management could be distracted from our principal business operations. If any party making a claim against us were to prevail in litigation against us, we may have to pay substantial damages. The court could also grant injunctive or other equitable relief that could prevent us from offering our products and services without a license or other permission from others, which may not be available on commercially available terms or at all. Any of these outcomes could seriously harm our business and our financial condition.



WE FACE ADDITIONAL RISKS FROM OUR INTERNATIONAL OPERATIONS.



    Our international business involves a number of risks that could hurt our operating results or contribute to fluctuations in those results. Our revenue from international sales represented 24% of our total revenue in 1999 and 26% of our total revenue in 1998. We intend to seek opportunities to expand our product and service offerings into additional international markets, although we cannot be certain that we will succeed in developing localized versions of our products for new international markets or in marketing or distributing products and services in those markets.



    The majority of our international sales are currently denominated in U.S. dollars, but there can be no assurance that a significantly higher level of future sales will not be denominated in foreign currencies. To the extent our sales are denominated in currencies other than U.S. dollars, fluctuations in exchange rates may render our products less competitive relative to local product offerings or result in foreign exchange losses. We have no experience in implementing hedging techniques that might minimize our risks from exchange rate fluctuations.



    Our international business also involves a number of other difficulties and risks, including risks associated with:



    - changing economic conditions in foreign countries;



    - export restrictions and export controls relating to technology;



    - compliance with existing and changing regulatory requirements;



    - tariffs and other trade barriers;



    - difficulties in staffing and managing international operations;



    - longer payment cycles and problems in collecting accounts receivable;



    - software piracy;



    - political instability;



    - seasonal reductions in business activity in Europe and certain other parts of the world during the summer months; and



    - potentially adverse tax consequences.



OUR SOFTWARE PRODUCTS MAY CONTAIN UNDETECTED DEFECTS.



    Software developed by us or developed by others and incorporated by us into our products may contain significant undetected errors when first released or as new versions are released. Although we test our software products before commercial release, we cannot be certain that errors in the products will not be found after customers begin to use the software. Any defects in CU-SeeMe or MeetingPoint, or any future products, may result in significant decreases in revenue or increases in expenses because of adverse publicity, reduced orders, product returns, uncollectible accounts receivable, delays in collecting accounts receivable, and additional and unexpected costs of further product development to correct the defects.



OUR SUCCESS DEPENDS ON THE PERFORMANCE OF PARTICIPANTS IN OUR DISTRIBUTION
  CHANNELS.



    We market our group conferencing products by forming channel relationships in key markets with major distributors. We also license our group conferencing products to original equipment manufacturers, value-added resellers and additional distributors for bundling with their products and services. We expect that our future success will depend in large part upon these original equipment manufacturers, value-added resellers and distributors. The performance of these original equipment manufacturers, value-added resellers and distributors is outside our control, and we are unable to predict the extent to which these organizations will be successful in marketing and selling our group conferencing products or products incorporating our group conferencing products. We cannot assure you that we will be successful in establishing relationships with original equipment manufacturers, value-added resellers and distributors, and if we fail, our business could be seriously harmed.



    Our distributors typically carry the products of some of our competitors. The distributors have limited capital to invest in inventory, and their decisions to purchase our products and, in the case of retail stores, to give them critical shelf space, are partly a function of pricing, terms and special promotions offered by our competitors, which we cannot predict or control.



    We distribute certain of our products directly over the Internet. By distributing our products over the Internet, we may increase the likelihood of unauthorized copying and use of our software.



GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES MAY ADVERSELY AFFECT OUR BUSINESS.



    The application of existing laws to the Internet is uncertain and may take years to resolve, particularly with respect to property ownership, user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. Because the Internet is becoming increasingly popular, various foreign or domestic governmental bodies may seek to adopt laws and control use of the Internet. We cannot predict the nature of any such laws. Legislation could subject us or our customers to potential liability or could decrease the growth of the Internet, either of which could have an adverse effect on our business.



    In March 1996, ACTA, a group of telecommunications common carriers, filed the ACTA Petition with the FCC, arguing that providers of computer software products that enable voice transmission over the Internet ("Internet telephone" services), such as us, are operating as common carriers without complying with various regulatory requirements and without paying certain charges required by law. The ACTA Petition argues that the FCC has the authority to regulate both the Internet and the providers of "Internet telephone" services and requests that the FCC declare its authority over interstate and international telecommunications services using the Internet, initiate rulemaking proceedings to consider rules governing the use of the Internet for the provision of telecommunications services, and order providers of "Internet telephone" services software to immediately cease the sale of such software pending such rulemaking. Certain parties have filed comments with the FCC regarding the ACTA Petition. We are unable to predict the outcome of this proceeding. In December 1996, the FCC stated that it intended to address the legal questions raised by the ACTA Petition in a future proceeding but has not yet done so. ACTA has submitted petitions, similar to its FCC filing, to certain state regulators, including public service commissions. Any action by the FCC or state regulators to grant the relief sought by ACTA or otherwise to regulate use of the Internet as a medium of communication, including any action to permit local exchange carriers to impose additional charges for connections used for Internet access, could have a material adverse effect on our business.

WE MAY REQUIRE ADDITIONAL CAPITAL.



    We may need to raise additional capital in order to fund the development and marketing of our products and services. Although we expect our cash and cash equivalents to provide us with sufficient working capital through at least the first fiscal quarter of 2001, our current plans and projections may prove to be inaccurate or our expected cash flow may prove to be insufficient to fund our operations because of product delays, unanticipated expenses or other unforeseen difficulties. Our ability to obtain additional financing will depend on a number of factors, including market conditions, our operating performance and investor interest. These factors may make the timing, amount, terms and conditions of any financing unattractive. They may also result in our incurring additional indebtedness or accepting stockholder dilution. If adequate funds are not available or are not available on acceptable terms, we may have to forego strategic acquisitions or investments, defer our development activities, or delay our introduction of new products and services. Any of these actions may seriously harm our business and operating results.



THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN EXTREMELY VOLATILE.



    The market price of our common stock has been extremely volatile in the past, and may be expected to be volatile in the future for many reasons, including:



    - actual or anticipated variations in our revenue and operating results;



    - announcements of the development of improved technology;



    - changes in estimates of our financial performance, or the absence of coverage, by securities analysts;



    - conditions and trends in the Internet and multimedia conferencing industries;



    - adoption of new accounting standards; and



    - general market conditions.



    Recently the stock markets have experienced extreme price and volume fluctuations that have dramatically affected the market prices of the stocks of many technology companies, particularly companies associated with the Internet. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These factors may adversely affect the market price of our common stock.



VOLATILITY IN OUR STOCK PRICE MAY LEAD TO LITIGATION AGAINST US.



    Stockholders frequently commence securities class action litigation against a company after a significant decrease in the company's stock price. If our stock price drops and our stockholders commence litigation against us, we could incur significant legal and other expenses defending the litigation and our management could be distracted from our principal business operations. Either of these outcomes could seriously harm our business.



DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN ANTI-TAKEOVER AND INDEMNIFICATION
  PROVISIONS THAT MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR STOCK.



    Section 203 of the Delaware General Corporation Law and our charter and by-laws contain provisions that might enable our management to resist a takeover of our company. These provisions might discourage, delay or prevent a change in the control of our company or a change in our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

                                USE OF PROCEEDS

    All of the shares of common stock offered by this prospectus are being offered by the selling stockholders. For information about the selling stockholders, see "Principal and Selling Stockholders." We will not receive any proceeds from sales of these shares. We received approximately $20 million from the sale of those shares to the selling stockholders in private placements completed in December 1999.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings, if any, to fund the development and growth of our business, and therefore we do not expect to pay any cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, current and anticipated cash needs, and plans for expansion.

                        PRICE RANGE OF OUR COMMON STOCK


    Our common stock commenced trading on the Nasdaq National Market on October 11, 1996 under the symbol "WPNE." Our common stock began trading on the Nasdaq National Market on May 15, 2000 under our new symbol "CUSM." The following table sets forth the high and low sales price for the common stock for each quarter during the past two years, the first quarter of 2000 and the second quarter of 2000 to date, as reported by the Nasdaq National Market.



                                                            HIGH       LOW
                                                          --------   --------
1998:
  First Quarter.........................................  $3.3125    $2.00
  Second Quarter........................................   3.5625     1.375
  Third Quarter.........................................   2.3125      .7812
  Fourth Quarter........................................   2.75        .75

1999:
  First Quarter.........................................   4.3438     1.875
  Second Quarter........................................   9.4375     3.125
  Third Quarter.........................................   7.875      4.00
  Fourth Quarter........................................  29.625      6.625

2000:
  First Quarter.........................................  49.625     18.875
  Second Quarter (through June 22, 2000)................  37.00       7.75



    As of June 14, 2000, there were 168 holders of record of common stock who held an aggregate of 12,214,169 shares of common stock as nominees for an undisclosed number of beneficial holders.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of March 31, 2000. The following table should be read in conjunction with our consolidated financial statements and related notes appearing elsewhere in this prospectus.



                                                                MARCH 31, 2000
                                                              ------------------
                                                                (IN THOUSANDS,
                                                              EXCEPT SHARE DATA)
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
    authorized; no shares issued or outstanding.............            --
  Common stock, $0.01 par value; 30,000,000 shares
    authorized; 12,191,480 shares issued and outstanding....       $   122
  Additional paid-in capital................................        63,018
  Deferred stock compensation...............................          (356)
  Accumulated deficit.......................................       (33,767)
  Accumulated other comprehensive income....................            71
                                                                   -------
      Total stockholders' equity............................       $29,088
                                                                   =======

                      SELECTED CONSOLIDATED FINANCIAL DATA


    The following financial data for the years ended December 31, 1998 and 1999, and as of December 31, 1999, are derived from our consolidated financial statements audited by Ernst & Young LLP and appearing elsewhere in this prospectus. Financial data for the years ended December 31, 1995, 1996 and 1997 are derived from our audited consolidated financial statements not included in this prospectus. Financial data for the three months ended April 2, 1999 and March 31, 2000 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The financial data should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. Historical results are not necessarily indicative of operating results to be expected in the future.



                                                        YEAR ENDED DECEMBER 31,
                                          ----------------------------------------------------          THREE MONTHS ENDED
                                            1995       1996       1997       1998       1999     APRIL 2, 1999    MARCH 31, 2000
                                          --------   --------   --------   --------   --------   --------------   ---------------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Software license fees.................  $ 6,018    $10,500    $ 9,797    $ 6,948    $10,715        $ 2,186          $ 3,595
  Services and other....................    1,166      1,166      1,255        845      1,287            273              497
                                          -------    -------    -------    -------    -------        -------          -------
    Total revenue.......................    7,184     11,666     11,052      7,793     12,002          2,459            4,092
Cost of revenue.........................    1,247      2,212      1,890      1,645      2,548            514              992
                                          -------    -------    -------    -------    -------        -------          -------
Gross profit............................    5,937      9,454      9,162      6,148      9,454          1,945            3,100
                                          -------    -------    -------    -------    -------        -------          -------
Operating expenses:
  Sales and marketing...................    2,517      6,632      7,939      7,739      7,266          1,598            1,869
  Research and development..............    1,866      3,819      5,722      5,042      4,760          1,177            1,350
  General and administrative............    2,000      2,793      2,586      2,278      2,359            515              952
  Write-off of purchased research and
    development costs...................    3,200         --         --         --         --             --               --
  Restructuring.........................       --         --        661         --         --             --               --
                                          -------    -------    -------    -------    -------        -------          -------
    Total operating expenses............    9,583     13,244     16,908     15,059     14,385          3,290            4,171
                                          -------    -------    -------    -------    -------        -------          -------
Income (loss) from operations...........   (3,646)    (3,790)    (7,746)    (8,911)    (4,931)        (1,345)          (1,071)
                                          -------    -------    -------    -------    -------        -------          -------
Other income (expense):
  Interest income.......................       82        251      1,037        577        178             70              254
  Gain from asset sale..................       --         --         --         --         --             --              776
  Other, net............................       68        (20)      (110)       (85)       (96)           (29)             (15)
                                          -------    -------    -------    -------    -------        -------          -------
    Other income, net...................      150        231        927        492         82             41            1,015
                                          -------    -------    -------    -------    -------        -------          -------
Income (loss) before provision for
  income taxes..........................   (3,496)    (3,559)    (6,819)    (8,419)    (4,849)        (1,304)             (56)
Provision for income taxes..............       30         78          7          5         --             --               --
                                          -------    -------    -------    -------    -------        -------          -------
Net loss................................  $(3,526)   $(3,637)   $(6,826)   $(8,424)   $(4,849)       $(1,304)         $   (56)
                                          =======    =======    =======    =======    =======        =======          =======
Basic and diluted net loss per share....  $ (0.65)   $ (0.55)   $ (0.75)   $ (0.86)   $ (0.46)       $ (0.12)         $ (0.00)
                                          =======    =======    =======    =======    =======        =======          =======
Basic and diluted weighted average
  shares outstanding....................    5,451      6,618      9,148      9,798     10,620         10,480           12,086
                                          =======    =======    =======    =======    =======        =======          =======



                                                              DECEMBER 31, 1999    MARCH 31, 2000
                                                              ------------------   ---------------
                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................       $22,088             $21,561
Working capital.............................................        22,943              24,005
Total assets................................................        32,047              33,172
Long-term debt, net current portion.........................            --                  --
Total stockholders' equity..................................        27,772              29,088

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW


    We develop software solutions that facilitate worldwide video and audio communication and data collaboration across the Internet, intranets, extranets and other networks using the Internet protocol. Our CU-SeeMe Web provides the industry's first multipoint video instant messaging over the Internet. Our CU-SeeMe Pro and MeetingPoint create a client-server solution that allows multiple users to participate simultaneously in conferences over the Internet. ClassPoint is a MeetingPoint add-on that provides a complete solution for corporate training and distance learning. We support multiple platforms, including Windows 95, 98 and NT, Sun Solaris, and Red Hat Linux. In
February 2000, we sold the assets of our legacy connectivity business to Powerlan USA, a wholly owned subsidiary of Powerlan Limited, an Australian company. We can be found on the World Wide Web at WWW.CUSEEME.COM. CU-SeeMe Web can be experienced at WWW.CUSEEMEWORLD.COM.



RESULTS OF OPERATIONS


    The following table sets forth operating data expressed as percentages of total revenue for each period indicated.


                                               YEAR ENDED DECEMBER 31,                    THREE MONTHS ENDED
                                         ------------------------------------      ---------------------------------
                                           1997          1998          1999        APRIL 2, 1999      MARCH 31, 2000
                                         --------      --------      --------      -------------      --------------
Revenue:
  Software license fees................     88.6%         89.2%         89.3%           88.9%               87.8%
  Services and other...................     11.4          10.8          10.7            11.1                12.2
                                          ------        ------        ------          ------              ------
    Total revenue......................    100.0         100.0         100.0           100.0               100.0
Cost of revenue........................     17.1          21.1          21.2            20.9                24.2
                                          ------        ------        ------          ------              ------
Gross profit...........................     82.9          78.9          78.8            79.1                75.8
                                          ------        ------        ------          ------              ------
Operating expenses:
  Sales and marketing..................     71.8          99.3          60.5            65.0                45.7
  Research and development.............     51.8          64.7          39.7            47.9                33.0
  General and administrative...........     23.4          29.2          19.7            20.9                23.3
  Restructuring........................      6.0            --            --              --                  --
                                          ------        ------        ------          ------              ------
    Total operating expenses...........    153.0         193.2         119.9           133.8               102.0
                                          ------        ------        ------          ------              ------
Loss from operations...................    (70.1)       (114.3)        (41.1)          (54.7)              (26.2)
Other income (expense).................      8.4           6.3           0.7             1.7                24.8
Provision for income taxes.............     (0.1)         (0.1)           --              --                  --
                                          ------        ------        ------          ------              ------
Net loss...............................    (61.8)%      (108.1)%       (40.4)%         (53.0)%              (1.4)%
                                          ======        ======        ======          ======              ======



THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED APRIL 2, 1999



    REVENUE



    Total revenue increased by 66% to $4,092,000 in the three months ended March 31, 2000 from $2,459,000 in the three months ended April 2, 1999. The growth was primarily due to (a) a 97% increase in conferencing server revenues, which grew to $1,880,000 in the three months ended March 31, 2000 from $954,000 in the corresponding quarter of the prior year, and (b) conferencing client revenues which increased 85% to $1,764,000 from $954,000 in the comparable quarter of the prior year. Conferencing client revenue growth was due to both the release of CU-SeeMe Web, our browser-based client, which began shipping in March 2000, and shipment of our camera bundle.

    The increases in revenue were offset in part by the curtailment of legacy connectivity revenues in the current year, due to the sale of the legacy connectivity product lines in February 2000. Legacy connectivity revenue in the three months ended March 31, 2000 was $101,000 compared with $534,000 in the corresponding quarter of prior year. This represented January and February revenues generated before the legacy connectivity product line was sold to Powerlan USA.



    COST OF REVENUE



    Cost of revenue consists principally of royalties and associated amortization of paid license fees relating to third-party software included in our products, and costs of cameras, product media, manuals, packaging materials, product localization for international markets, duplication and shipping.



    Cost of revenue was 24% of total revenue in the three months ended
March 31, 2000 and 21% for the quarter ended April 2,1999. The increase in cost was largely attributable to technical support costs of $186,000, or 4.5%, which is now included in cost of sales as opposed to operating expenses where it has been traditionally reported. This change reflects the fact that technical support is now significantly tied to revenue, compared to prior years when support was frequently provided for no charge or for freeware product. The increase was due in lesser part to additional costs of $73,000 relating to the applications service provider, or ASP, business which we launched in the second quarter of 2000. These increases in costs were partially offset by higher video conferencing margins of 84% versus 78% in the comparable period of the prior year, driven by sales of the higher-margin CU-Web.



    SALES AND MARKETING



    Sales and marketing expense consists primarily of costs associated with sales and marketing personnel, sales commissions, trade shows, advertising and promotional materials. Sales and marketing expense increased by 17% to $1,869,000 in the three months ended March 31, 2000 from $1,598,000 in the comparable period in the prior year. The increase in sales and marketing expense in the first three months of 2000 was driven primarily by increased headcount and associated expenses, marketing programs, and commission expense on higher sales volumes. The increase was partially offset by the exclusion of technical support expense of $186,000 in the first three months of 2000. Technical support expense was included in cost of revenue as of the first three months of 2000, as customers are now charged for all support calls.



    RESEARCH AND DEVELOPMENT



    Research and development expense consists primarily of costs of personnel and equipment. Research and development expense increased by 15% to $1,350,000 in the three months ended March 31, 2000, from $1,177,000 in the comparable period in the previous year. The quarter-to-quarter increase was primarily due to increased headcount in the three months ended March 31, 2000 due to hiring to support the proposed ASP business. Total research and development headcount was 46 on March 31, 2000, as compared to 39 on April 2, 1999.



    GENERAL AND ADMINISTRATIVE



    General and administrative expense consists of administrative, financial and general management activities, including legal, accounting and other professional fees. General and administrative expense increased by 85% to $952,000 from $515,000 in the three months ended March 31, 2000. This increase was due to headcount additions in management information systems, salary adjustments, increased legal expense, and consulting fees.



    PROVISION FOR INCOME TAXES



    Provision for income taxes consists of federal alternative minimum taxes and state and foreign income taxes. We recorded no tax provision in the three months ended March 31, 2000 and April 2, 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE



    Total revenue increased by 54% to $12,002,000 in 1999 from $7,793,000 in 1998.

    Revenue from conferencing software increased by 69% to $9,783,000 in 1999 from $5,781,000 in 1998. This increase resulted largely from a 93% increase in MeetingPoint sales from $2,947,000 in 1998 to $5,684,000 in 1999. The increase in MeetingPoint sales is attributable primarily to a higher average selling price, resulting from a higher ratio of direct sales versus distributor sales, increased sales of add-on functionality such as Continuous Presence, and increased sales of higher port-count servers. In addition, CUSeeMe client sales of $4,099,000 in 1999 represented a 45% increase over the previous year. The CU-SeeMe revenue increase is due in part to significantly higher sales of the CU-SeeMe camera bundle during the December holiday season.


    Our legacy connectivity product sales continued to decline as we focused fewer resources on these older product lines. Legacy connectivity revenue declined by 17% to $1,844,000 in 1999 from $2,226,000 in 1998. The percentage of total revenue represented by revenue from legacy connectivity products decreased to 15% in 1999 from 29% in 1998. On February 29, 2000, we sold the assets of the legacy connectivity business to Powerlan USA, a wholly owned subsidiary of Powerlan Limited. We received $1,000,000 in cash and 467,730 ordinary shares of Powerlan Limited as consideration for the sale.


    Maintenance revenue increased 86% to $1,275,000 in 1999 from $686,000 in 1998 in conjunction with the growth in server conferencing revenue.

    Revenue from sales outside the United States comprised 24% of total revenue in 1999 and 26% of total revenue in 1998. See "Risk Factors--We face additional risks from our international operations."

    Sales to Ingram Micro represented 8% of total revenue in 1999 and 26% of total revenue in 1998. See "Risk Factors--We rely on one distributor for a significant portion of our total revenue."


    COST OF REVENUE


    Cost of revenue as a percentage of total revenue was 21% for both 1999 and 1998.

    In May 1997, we renegotiated the terms of the license agreement to provide for a $1,000,000 prepayment of royalties in exchange for a decrease in the level of revenue-based royalties payable to the Cornell Research Foundation. The renegotiated terms were retroactive to January 1, 1997, and we remained subject to minimum royalty payments. In the fourth fiscal quarter of 1998, we acquired the Cornell Research Foundation's trademark and other intellectual property rights in CU-SeeMe, upon which our current versions of CU-SeeMe are based, and the related server technology, which underlies MeetingPoint. The purchase price for these rights consisted of (1) a note in the principal amount of $900,000, of which $300,000 is due on each of June 30, 2000, June 30, 2001 and June 30, 2002, and (2) warrants to purchase 150,000 shares of our common stock at a price of $1.00 per share. The warrants were issued in exchange for outstanding warrants issued previously to the Cornell Research Foundation; these prior warrants had an exchange price of $6.00 per share but otherwise had terms substantially identical to those of the new warrants. As a result of this acquisition, we are no longer required to pay any royalties to the Cornell Research Foundation. See "Business--Proprietary Rights."

    We intend to continue our strategy of improving the features and functionality of our products, particularly MeetingPoint and future products incorporating MeetingPoint technology, through the incorporation of third-party software. As a result, the cost of revenue as a percentage of total revenue may fluctuate in the future.


    SALES AND MARKETING


    Sales and marketing expense decreased by 6% to $7,265,000 in 1999 from $7,739,000 in 1998, and decreased as a percentage of total revenue to 61% in 1999 from 99% in 1998. The decrease in sales and marketing expense in 1999 was primarily attributable to decreased marketing programs.

    RESEARCH AND DEVELOPMENT


    Research and development expense decreased by 6% to $4,761,000 in 1999 from $5,042,000 in 1998. Research and development expense decreased as a percentage of total revenue to 40% in 1999 from 65% in 1998. The decrease in research and development expense was attributable primarily to lower headcount and consulting support.


    GENERAL AND ADMINISTRATIVE


    General and administrative expense increased by 4% to $2,359,000 in 1999 from $2,278,000 in 1998. It represented 20% of total revenue in 1999 and 29% of total revenue in 1998. The dollar increase in general and administrative expense was due primarily to a one-time $240,000 reversal of a portion of a legal reserve in 1998.


    PROVISION FOR INCOME TAXES


    We recorded no tax provision in 1999 and $5,000 in 1998. At December 31, 1999, we had cumulative federal net operating loss carryforwards of $26,848,000.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUE

    Total revenue decreased by 30% to $7,793,000 in 1998 from $11,052,000 in 1997.

    Revenue from conferencing software decreased by 9% to $5,781,000 in 1998 from $6,369,000 in 1997. This decrease resulted from a 41% decline in revenue from client conferencing software, which decreased to $2,833,000 in 1998 from $4,777,000 in 1997. The decline in client conferencing revenue was offset in part by an 85% increase in revenue from server conferencing software, which grew to $2,948,000 in 1998 from $1,592,000 in 1997. The growth in server conferencing revenue principally resulted from the release of MeetingPoint in November 1997 and ClassPoint in April 1998. The growth rate of server conferencing revenue has been determined in part by product performance and customer acceptance and adoption.

    Our legacy connectivity product sales continued to decline as we focused fewer resources on these older product lines. Legacy connectivity revenue declined by 43% to $2,226,000 in 1998 from $3,880,000 in 1997. The percentage of total revenue represented by revenue from legacy connectivity products decreased to 29% in 1998 from 35% in 1997. Maintenance and other revenue decreased in conjunction with the decline in legacy connectivity revenue, as the majority of maintenance agreements historically related to legacy connectivity products.

    Revenue from sales outside the United States comprised 26% of total revenue in 1998 and 27% of total revenue in 1997.

    Sales to Ingram Micro represented 26% and 14% of our total revenue in each of 1998 and 1997. In addition, sales to Tech Data represented 14% of our total revenue in 1997.

    COST OF REVENUE

    Cost of revenue as a percentage of total revenue increased to 21% in 1998 as compared to 17% in 1997. The percentage increase resulted primarily from the increased sales volume of lower-margin servers as compared with higher-margin legacy connectivity products and, to a lesser extent, increased sales of lower-margin camera bundles in the fourth fiscal quarter of 1998.

    SALES AND MARKETING

    Sales and marketing expense decreased by 3% to $7,739,000 in 1998 from $7,939,000 in 1997, and increased as a percentage of total revenue to 99% in 1998 from 72% in 1997. The dollar decrease in sales and marketing expense in 1998 was primarily attributable to decreased advertising, offset in part by increases in sales headcount and travel expense.

    RESEARCH AND DEVELOPMENT

    Research and development expense decreased by 12% to $5,042,000 in 1998 from $5,722,000 in 1997. Research and development expense represented 65% of total revenue for 1998 and 52% of total revenue for 1997. The dollar decrease in research and development expense was attributable primarily to reduced headcount and consulting support, as well as limited software supply spending. A company-wide restructuring in June 1997 reduced the number of research and development personnel, cost benefits of which were fully realized in 1998.

    GENERAL AND ADMINISTRATIVE

    General and administrative expense decreased by 12% to $2,278,000 in 1998 from $2,586,000 in 1997. It represented 29% of total revenue in 1998 and 23% of total revenue in 1997. The dollar decrease in general and administrative expense was due primarily to reduced headcount, consolidation of operations conducted at our office in La Gaude, France, decreased legal fees, and a one-time $240,000 reversal of a portion of a legal reserve.

    RESTRUCTURING CHARGE

    In the second fiscal quarter of 1997, we reorganized our operations and recorded a restructuring charge in the amount of $661,000 as a result of a change in senior management and a reduction in our workforce. This amount consisted primarily of severance payments, outplacement expense, and related fees for 26 employees who were laid off at the quarter end. The reorganization reflected our decision to focus our resources on our Web-based conferencing and connectivity products, and to terminate support, development and sales of certain older product lines.

    In the third fiscal quarter of 1998, we reduced our total headcount by ten persons, of whom seven were engaged in research and development, one in general and administration activities, and two in marketing. There was no restructuring charge recorded as a result of this transaction, and severance payments were charged to their respective operating expense line items. Severance payments outstanding at December 31, 1998 were immaterial.

    PROVISION FOR INCOME TAXES

    We recorded a tax provision of $5,000 for 1998 and $7,000 for 1997.

LIQUIDITY AND CAPITAL RESOURCES


    We used cash of $527,000 in the three months ended March 31, 2000, as compared with $1,847,000 cash used in the three months ended April 2, 1999. Cash used in the three months ended March 31, 2000 was comprised predominantly of the net loss of $56,000, an increase in accounts receivables of $933,000, purchase of property of equipment of $742,000, and $500,000 used in general operations, offset in large part by $1,000,000 in cash generated from the sale of the legacy connectivity product line in February 2000 and $667,000 from stock option exercises. In the three months ended April 2, 1999 cash used consisted largely of $1,304,000 in net loss, a final cash outlay of $233,000 related to our acquisition of T.120 technology and H.323 stack source code, $100,000 in property and equipment purchases, and $150,000 in royalty payments.



    We generated $15,667,000 of cash in 1999, as compared with using $8,283,000 of cash in 1998. Cash generated in 1999 was comprised largely of $20,000,000 in gross proceeds from our private placement of common stock in December 1999, partially offset by our net loss of $4,850,000 and the net increase in accounts receivable of $2,033,000.



    In four private placements of $5,000,000 each in December 1999, CFE, Inc. (a wholly owned subsidiary of General Electric Capital Corporation), Private Equity Holding (Cayman) Ltd., Altamira Management Ltd., and Special Situations funds (Special Situations Private Equity Fund, L.P., Special Situations Cayman Fund, L.P., and Special Situations Fund III, L.P.) each purchased 325,521 shares at a price of $15.36 per share. The price was based on a 30-day weighted average at the time the terms were negotiated.



    At March 31, 2000, we had cash and cash equivalents of $21,561,000 and working capital of $24,005,000. We believe that our current cash and cash equivalents will be sufficient to fund our operations and capital expenditures through at least the first fiscal quarter of 2001. Thereafter, our liquidity will be materially dependent on our internally generated funds and our ability to obtain funds from additional equity or debt financings from external sources. We continue to experience a negative cash flow from operations in each fiscal quarter. Our capital requirements may vary materially from those we now anticipate, depending on a number of factors including:



    - the expansion of our facility and Service Operations Center and related staffing;



    - the level of our research and development activities;



    - the rate of market acceptance of our software offerings; and



    - the success of our sales, marketing and distribution strategy.



    If we do not meet our goals with respect to revenue or if our costs are higher than anticipated, substantial additional funds may be required.


INFLATION

    Although certain of our expenses increase with general inflation in the economy, inflation has not had a material impact on our financial condition or results of operations to date.

RECENT ACCOUNTING PRONOUNCEMENTS


    Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("SFAS 133"), requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. SFAS 133 is effective for our fiscal year ending December 31, 2001. The adoption of SFAS 133 is not expected to have a material impact on our financial position or results of operations.



    In April 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25". The Interpretation will be applied prospectively to new awards, modifications to outstanding awards, and changes in employee status on or after July 1, 2000, except in certain circumstances. We are evaluating the impact this interpretation will have on our financial position and results of operations.



    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) 101, REVENUE RECOGNITION IN FINANCIAL STATEMENTS. The SAB formalizes positions the staff has expressed in speeches and comment letters. SAB 101 is effective no later than the second fiscal quarter of the fiscal year beginning after December 15, 1999. We are presently analyzing the impact, if any, that the adherence to SAB 101 will have on our financial condition or results of operations.

                                    BUSINESS

OVERVIEW


    We develop software solutions that facilitate worldwide video and audio communication and data collaboration across the Internet, intranets, extranets and other networks using the Internet protocol. Our CU-SeeMe Web product provides the industry's first multipoint video instant messaging over the Internet. Our CU-SeeMe Pro and MeetingPoint create a client-server solution that allows multiple users to participate simultaneously in conferences over the Internet. ClassPoint is a MeetingPoint add-on that provides a complete solution for corporate training and distance learning. We support multiple platforms, including Windows 95, 98 and NT, Sun Solaris, and Red Hat Linux. Our web site is located at WWW.CUSEEME.COM. CU-SeeMe Web can be experienced at WWW.CUSEEMEWORLD.COM. Information contained in our web site is not a part of this prospectus.



    We have established our company as a leader in visual communications technology. We offer technologies such as streaming media integration and a Web-based client that we believe are not offered by any other provider today. Our CU-SeeMe client is widely distributed, and we believe that there is strong brand equity in the CU-SeeMe name.


    We intend to capitalize on these attributes by targeting increased distribution of our client software, which will ultimately create additional demand for MeetingPoint servers. Targeting Internet service providers, portal sites, and enterprises, we will either sell a complete end-to-end solution for visual communications or sell visual communications services whereby the customer pays a recurring fee to video/audio-enable and maintain their web site.

    As the Internet continues to evolve from an information exchange to an integrated communications medium, we believe our technology can help facilitate this transition by providing visual communications on demand that are simple enough for the average Internet user to engage, and powerful enough to provide robust functionality for web-based businesses.

OUR CU-SEEME WEB/MEETINGPOINT SOLUTION

    Our CU-SeeMe Web technology, introduced in October 1999, enables live audio, video and text chat to be embedded in a standard web browser. CU-SeeMe Web facilitates on-demand Visual Instant Messaging, web-based videochat, live interactive web events, and face-to-face, on-line call centers for e-commerce and support services.

    With CU-SeeMe Web, we believe that Internet portals and web sites can customize their web pages with new interactive features that will attract more visitors to their sites and keep them there for longer periods of time. Internet service providers, or ISPs, and applications service providers, or ASPs, can offer a broad range of value-added services to their enterprise and consumer customers. E-commerce sites can offer live, personalized assistance to buyers while they are in the process of shopping online. CU-SeeMe Web gives Internet web sites a new set of tools to grow membership, create online communications, increase revenue streams, and offer services that have not previously been available. As portal sites deploy CU-SeeMe Web to enhance the communications capabilities of their sites, we believe that consumers will adopt visual communications on the Internet as an accepted medium. This will accelerate all forms of visual communications as mainstream Internet applications.

    Portals and businesses with a strong Internet presence are constantly engaged in activities to bring consumers to their sites and keep them there longer. CU-SeeMe Web allows these sites to create interactive communities for sharing information about their products and services through live videochat experiences. CU-SeeMe Web allows Internet businesses to provide community-based videochat inside a browser window of their design.

    Instant Messaging and e-mail have become powerful services provided by Internet portals to add value to their sites and keep consumers coming back. Video Instant Messaging provides a new enhancement to this accepted Internet activity by adding audio and video to the Instant Message experience. The product provides innovative web developers with the flexibility of choice as Instant Messaging becomes embedded into new Internet applications. CU-SeeMe Web allows Internet call centers to be developed that enable interactive two-way communications over the Internet, including two-way visual communications. Product demonstrations, personalized customer service, interactive press and analyst briefings, and employment interviews are a few of the many applications for CU-SeeMe Web. The consumer is automatically connected, visually, audibly, and with text-based chat simply by clicking on a browser button. For sites that host text-based chat rooms today, CU-SeeMe Web offers the possibility to enhance the user experience and add a new dimension of communication with video and audio. CU-SeeMe Web provides significant differentiation from other companies that offer only text chat or text and audio interaction over the Internet. Visitors can access a page that is CU-SeeMe Web-enabled using either Netscape Navigator or Microsoft Internet Explorer. Users can access live video and audio without having any related software previously installed on their machines.

    Should the end user decide to upgrade from CU-SeeMe Web into a more feature-rich client software, we provide CU-SeeMe Pro for sale over our web site and in retail stores. CU-SeeMe Pro offers the user the additional features of
H.323 standards compliance, integrated desktop application sharing, a flexible user interface, a Conference Companion that simplifies storing and retrieving contact information, and additional audio and visual enhancements.


    CU-SeeMe Web integrates with our MeetingPoint conference server, which provides many of the back-end functions needed for applications like videochat, collaboration, IP call centers, Internet event management, and other multipoint applications. MeetingPoint also enables back-end services like call transfer, queuing, and agent log-in and management. MeetingPoint allows for additional innovation on the site. For example, a small group of people could participate interactively with CU-SeeMe Web in a live event, while the entire event could be streamed out to a large number of viewers using MeetingPoint's Streaming Media integration technology.


    MeetingPoint, the software-only server component of our multimedia conferencing solution, allows users of CU-SeeMe to participate in multipoint, multimedia conferences with a nearly unlimited number of users. Administrators create and host conferences using MeetingPoint. End users then connect to the conference, using either CU-SeeMe or any other third-party H.323 compliant multimedia conferencing client product. MeetingPoint's core "multimedia router" technology enables the group interaction to take place by "routing" it to the other conference participants. MeetingPoint solves the complex problem of enabling real-time multipoint communication over the Internet between users operating at different connection speeds without degrading the quality of the entire conference to that of the slowest connection speed.

    MeetingPoint, introduced in November 1997, was the industry's first H.323 compliant multimedia conferencing server. MeetingPoint's software-only architecture makes it scalable and deployable over a variety of hardware platforms and operating systems, including Windows NT, Solaris and RedHat Linux. MeetingPoint is the only software-only conferencing server currently available on a UNIX platform.

    MeetingPoint is able to manage the amount of network resources that are consumed as it hosts a group conference. We believe that the use of Internet protocol-based networks for real-time communication is beginning a phase of significant growth, with thousands of new users every day and creative new applications being discovered weekly. However, multimedia requires significant bandwidth. While emerging technologies like Fast Ethernet, ADSL and high-speed cable modems promise expanded bandwidth in the near future, today most users face network constraints. Home users, for example, are often limited to 28.8 Kbps modem connections. Business, governmental and educational enterprises may have 10 Mbps modem local area networks, but these are used for a variety of traditional, mission-critical applications such as file sharing, e-mail and printing. Even network service providers are challenged to stretch their network resources to cover rapidly growing customer traffic. In those rare instances where bandwidth is plentiful, it typically comes at a relatively high cost, especially for wide area network links. Because of these network constraints, MeetingPoint's bandwidth management capability allows users to make the most of the new collaboration, entertainment and learning possibilities that network-based multimedia communications create, without having to make expensive upgrades to their existing network infrastructure.

OUR APPLICATION SERVICE PROVIDER SOLUTION

    We believe that certain ISPs, portal sites, and enterprises would like to offer visual communications services, but are unwilling to take on the added burden of infrastructure costs, technology training, and resource allocation necessary to deploy these services well. Part of our strategy is to accelerate broadscale deployment and facilitate site adoption of our technology by providing customers with the services necessary to get them up and running, and keep them running reliably and smoothly.

    We plan to assist our customers with our technology deployments, MeetingPoint-specific systems integration services, network design, and MeetingPoint server installation and configuration. Hosting of conferencing services will be provided on shared or dedicated MeetingPoint servers, providing greater scalability and flexibility than the customer could provide on its own. Our ASP will provide a full suite of Internet communications services, enabling our customers to provide community managment, directory services, point-to-point calls, broadcast and server-based conferencing. These services are ideally suited for enterprise customers; however, ISPs and portal sites interested in hosting their own sites can also benefit from our deployment assistance.

    Our ASP business can be divided into two discrete offerings: Hosting Services and Professional Services.

    HOSTING SERVICES


    We introduced our hosting services in the second fiscal quarter of 2000. Our hosting services enable the customer to offer video/audio-enhanced applications leveraging our back-end infrastructure and service operations center, or SOC. The customer can realize greater economies of scale by utilizing our shared server hosting model and forgoing the actual purchase of MeetingPoint conferencing servers and necessary supporting infrastructure. The SOC will serve as our interface with the network operation functions provided by our outsourced network partner, as well as provide the customer with monitoring and analytical functions as follows:


    - application and performance monitoring, configuration and support;

    - primary interface to the customer site via a secure browser;

    - trouble ticket and ticket status reporting, application configuration, application monitoring, and electronic help;

    - traditional dial-in support, staffed 24 hours every day; and

    - real-time monitoring of customer's web site in an effort to prevent and curtail inappropriate behavior and maintain secure, G-rated sites for a customer's subscribers.


    Hosting services will be offered for both our proprietary technologies and other supported technologies. Our ASP will provide communications services from PC to PC and from PC to telephone, on both a one-to-one and a group basis.


    PROFESSIONAL SERVICES

    Our Professional Services unit will offer the customer an integrated service plan, regardless of the customer's intention to self-host or outsource hosting. Professional Services will provide ongoing or periodic support for the following:

    - hardware deployment;

    - software deployment, including engineering support to optimize the customer's network to render it audio- and video-enabled;

    - network management of customer-hosted services through the SOC (regardless of whose network the operations are deployed on);

    - ongoing status monitoring (hardware failure, software usage, saturation forecasting, ongoing maintenance and support, and extranet interface reporting); and

    - capacity management.


    We have secured our first network operations center, or NOC, from where the majority of these services will be deployed and begun the buildout necessary to render the facility operational.


OUR PORTAL SITE SOLUTION

    In an effort to expose the Internet community to the positive and highly adaptable concept of Internet communications, we have launched our own communications portal site, CUSeeMe World. The site enables anyone with Internet access the opportunity to "click to videochat" by downloading a thin CU-SeeMe Web client and initiating video and audio communication immediately, either in a preconfigured topic-specific chat room or a customized chat room created by the user. The site is designed to not only expose the average user to video communications, but to present ISPs and portal sites with proof of concept for their own anticipated communications deployments. An important aspect of the site is its ability to draw users into the online communication experience, without the prerequisites of purchasing software or hardware. The user needs no special software or hardware to participate; users without cameras can readily text- and audio-chat with, as well as see, users with cameras. We believe that many users choose to purchase a camera after experiencing the CUSeeMe World site. The site offers free membership to users, and is sponsored by a number of topic-specific web sites.

STRATEGY

    Our objective is to be the leading supplier of software solutions that facilitate worldwide video and audio communication and data collaboration across the Internet. To achieve this objective, we are implementing the following strategies:

    MAINTAIN TECHNOLOGICAL LEADERSHIP. Since 1996, we have developed and introduced leading-edge visual communications technology for the Internet. Products such as CU-SeeMe and MeetingPoint have won numerous industry awards for their market-leading technology. We intend to extend our leadership position by continuing to invest in research and development and to build upon our existing technology.

    DRIVE MARKET ACCEPTANCE OF OUR APPLICATION SERVICE PROVIDER
CAPABILITIES. We believe that a number of potential users of Internet-based visual communications services are hesitant to make the significant infrastructure and training investment viewed as necessary to deploy and support these services. We believe that our introduction of hosting services and related professional services will ease the implementation of Internet-based visual communications services for customers such as ISPs, portal sites and enterprises. We intend to increase market awareness and acceptance of our software products, such as CU-SeeMe and MeetingPoint, through the introduction of our hosting services and professional services in the second fiscal quarter of 2000.

    EXPAND MARKET PENETRATION OF MEETINGPOINT. We believe our future success will depend significantly on our ability to market MeetingPoint. We believe that opportunities exist to market MeetingPoint to Internet service providers, corporations and other entities seeking to enable and promote multimedia group conferencing. We believe that our leadership position in this market space has positioned us to achieve revenue growth as the H.323 market matures and expands.

    CONTINUE TO DEVELOP PORTFOLIO OF PROPRIETARY TECHNOLOGY. Our success depends heavily upon our proprietary technology. Through several transactions, such as our purchase of T.120 whiteboard and data collaboration technology from Labtam Communications and our acquisition of trademark, source code and other intellectual property rights related to the CU-SeeMe and MeetingPoint technologies from Cornell Research Foundation, we have significantly strengthened our proprietary technology. We intent to continue to develop proprietary technology internally through our research and development efforts, as well as to continue to seek selected opportunities to acquire intellectual property rights from third parties.

PRODUCTS

    INTERNET COMMUNICATIONS

    Our multimedia conferencing products, CU-SeeMe and MeetingPoint, provide a real-time, multipoint video and audio communication and data solution over the Internet, intranets, extranets and other networks using the Internet protocol. By developing multimedia conferencing products that require no proprietary hardware, we are able to offer multimedia conferencing at a substantially lower price than vendors of traditional hardware-based systems, thereby encouraging businesses and others to adopt it as a mass communication medium. Our CU-SeeMe product has afforded our company brand name recognition, an installed base and a time-to-market advantage over other vendors seeking to develop software multimedia conferencing solutions.

    CU-SeeMe Web, our latest offering to improve Internet communications, enables live audio, video and text chat to be embedded in a standard web browser. CU-SeeMe Web opens up a new world of applications for the Internet, enabling on-demand Visual Instant Messaging, web-based videochat, live interactive web events, and face-to-face, on-line call centers for ecommerce and support services. CU-SeeMe Web is a software application that allows web page developers to embed audio, video, text chat and conference control features into a web page. The design of the web page can be completely customized by the developer, as can the destination of the CU-SeeMe Web connection. CU-SeeMe Web integrates with our MeetingPoint conference server, which provides many of the back-end functions needed for applications like videochat, collaboration, IP call centers, Internet event management, and other multipoint applications. MeetingPoint also allows for additional innovation on the site--for example, a small group of people could participate interactively with CU-SeeMe Web in a live event, while the entire event could be streamed out to a large group of viewers using MeetingPoint's Streaming Media integration technology.

    Awards won by CU-SeeMe Web in 1999 included:


    - October 1999
     CU-SeeMe Web Technology named BEST OF SHOW at Fall Internet World



    - November 1999
     CU-SeeMe Web Technology named 1999 PRODUCT OF THE YEAR by INTERNET TELEPHONY magazine



    - December 1999
     CU-SeeMe Web Technology named 1999 PRODUCT OF THE YEAR by CALL CENTER SOLUTIONS magazine


    VIDEOCHAT YOUR SITE

    In March 2000, we introduced the commercial package of our CU-SeeMe Web technology. The package, called Videochat Your Site, enables Internet websites to embed live, interactive audio, video, and text chat into their site. Videochat Your Site gives portals and affiliate sites a way to grow their user communities and increase the amount of time that people spend on their sites. It gives site users the value of participating in live visual communications, all with the ease of a standard web browser.

    Videochat Your Site includes a software developers kit for CU-SeeMe Web which enables a web developer to integrate the live audio, video and text components into a site-branded page. It also includes a number of templates to get websites up and running with the technology quickly and the MeetingPoint server, which manages all of the backend aspects of group chatting and conferencing. Pricing begins at $23,990 for the CU-SeeMe Web SDK and the MeetingPoint license. A distribution license for the CU-SeeMe Web plug-in is based on a revenue sharing model between our company and the customer.

    CU-SEEME

    CU-SeeMe is our desktop multimedia conferencing software for real time person-to-person or group conferencing. CU-SeeMe works in conjunction with our MeetingPoint conference server to provide a complete software-based, multipoint conferencing solution.

    CU-SeeMe can be used over the Internet or any Internet protocol-based network, providing the user with the power to communicate globally without expensive hardware. By operating over the Internet, CU-SeeMe substantially broadens the base of businesses, organizations and individuals able to engage in multimedia conferencing. This software-only solution runs on both Windows and Macintosh platforms and offers full-color video, audio, chat window and whiteboard communications. The user can participate in "Live over the Internet" conferences, broadcasts or chats. CU-SeeMe can be launched directly from web pages with the user's favorite web browser, using 28.8 Kbps modem, ISDN link or faster connections. For audio-only telephony use, CU-SeeMe works effectively over a 14.4 Kbps modem. CU-SeeMe is the only desktop conferencing client capable of displaying up to twelve simultaneous video windows, allowing the user to see everyone in a small-group conference without video switching. CU-SeeMe also is the only cross-platform product capable of H.323 interoperability on Windows 95, 98 and NT, and MacOS.

    The initial version of CU-SeeMe, introduced in March 1996, was the first commercially available Internet-based multimedia conferencing product. CU-SeeMe has been featured in a number of on-line and industry publications and has won a substantial number of awards in its three years of commercial availability, including:


    - January 1998
     CU-SeeMe V3.0 named BEST WEB COMMUNICATIONS PRODUCT OF THE YEAR 1997 by PC COMPUTING magazine



    - January 1998
     CU-SeeMe BEST OF THE NET 1997 at Internet World



    - January 1998
     CU-SeeMe received 1997 EDITORS' CHOICE AWARD from CTI magazine



    - January 1998
     CU-SeeMe received 5 STAR SHAREWARE AWARD



    - July 1998
     CU-SeeMe received A-LIST AWARD from PC COMPUTING magazine


    In addition, CU-SeeMe was recognized by PC Data, a leading marketing intelligence firm, as the Top-Selling Retail Multimedia Conferencing Title for the First Half of 1998.

    We currently offer two versions of CU-SeeMe:

    - CU-SEEME 3.1.2 began shipping in November 1998 and includes Contact List feature. CU-SeeMe 3.1.2 is available on Windows 95, 98 and NT, and MacOS platforms. However, with the introduction of CU-SeeMe Pro, we expect future sales of CU-SeeMe 3.1.2 to be made principally to Macintosh users and original equipment manufacturers. CU-SeeMe has a suggested retail price of $99.

    - CU-SEEME PRO began shipping in March 1999 and represents our next-generation client offering. CU-SeeMe Pro is available on Windows 95, 98 and NT platforms, has a suggested retail price of $99 and includes the following features:

       - full H.323 support, enabling direct interoperability with other H.323 clients such as Microsoft NetMeeting, Intel ProShare and PictureTel LiveLAN;

       - integrated desktop application sharing, whiteboard and data collaboration via Microsoft NetMeeting;

       - a set-up wizard that automatically defines the optimal settings based on the user's network connection and capture device; and

       - a "Conference Companion," which simplifies the way users make connections, keep a contact list and access directory services. This new feature replaces the address list found in prior versions and enables a user to make a connection using only an e-mail address as opposed to an Internet protocol address. It includes a Web-based home page that can be customized for internal use by businesses.

    We ship CU-SeeMe as packaged software and also make CU-SeeMe available for downloading over the Internet. We also offer CU-SeeMe as a bundled package with MeetingPoint and with third-party cameras. In December 1998, we began shipping CU-SeeMe bundled with our private label camera, the CU-SeeMe Cam, a parallel port, 256 color desktop camera. The CU-SeeMe Cam bundled package has a suggested list price of $99.

    CU-SEEME WORLD

    In March 1999, we introduced our portal Web site, WWW.CUSEEMEWORLD.COM. We believe CU-SeeMe World will help us promote CU-SeeMe, MeetingPoint, and professional services sales by:

    - providing a showcase for our visual communications and related "tools";

    - building a centralized community of group conferencing users;

    - facilitating user interaction through the utilization of member directors, Web-based Internet Locator Service for locating users online, "safe" email interchanges in which email addresses are masked and users exchange email via user names, and threaded discussion groups;

    - generating strategic alliances through sponsorships and partnering opportunities; and

    - encouraging content providers to offer structured conferencing and programming.

    We believe that successful management of the site will not only serve to promote our ASP service offerings, but will generate advertising revenue and strategic alliances through sponsorships and partnering opportunities.

    MEETINGPOINT

    MeetingPoint, the software-only server component of our multimedia conferencing solution, allows users of CU-SeeMe to participate in multipoint, multimedia conferences with a nearly unlimited number of users. Administrators create and host conferences using MeetingPoint. End users then connect to the conference, using either CU-SeeMe or any other third-party H.323 compliant multimedia conferencing client product. MeetingPoint's core "multimedia router" technology enables the group interaction to take place by "routing" it to the other conference participants. MeetingPoint solves the complex problem of enabling real-time multipoint communication over the Internet between users operating at different connection speeds without degrading the quality of the entire conference to that of the slowest connection speed.

    MeetingPoint, introduced in November 1997, was the industry's first H.323 compliant multimedia conferencing server. MeetingPoint's software-only architecture makes it scalable and deployable over a variety of hardware platforms and operating systems, including Windows NT and Solaris, a UNIX-based user environment developed by Sun Microsystems. MeetingPoint for Solaris is the only software-only conferencing server available on a UNIX platform. MeetingPoint received two leading industry awards within the first few months of its release: "1997 Product of the Year" by CTI MAGAZINE in the "Video Conferencing" category and the "1997 Editors' Choice Award" from INTERNET TELEPHONY magazine. In 1999, MeetingPoint received the following awards:


    - January 1999
     MeetingPoint named 1998 PRODUCT OF THE YEAR by INTERNET TELEPHONY magazine.



    - February 1999
     MeetingPoint named 1998 PRODUCT OF THE YEAR by CTI magazine.



    - December 1999
     MeetingPoint named 1999 PRODUCT OF THE YEAR by COMMUNICATIONS SOLUTIONS magazine (formerly CTI magazine).


    MeetingPoint is able to manage the amount of network resources that are consumed as it hosts a group conference. We believe that the use of Internet protocol-based networks for real-time communication is beginning a phase of significant growth, with thousands of new users every day and creative new applications being discovered weekly. However, multimedia requires significant bandwidth. While emerging technologies like Fast Ethernet, ADSL and high-speed cable modems promise expanded bandwidth in the near future, today most users face network constraints. Home users, for example, are usually limited to 28.8 Kbps modem connections. Business, governmental and educational enterprises may have 10 Mbps modem local area networks, but these are used for a variety of traditional, mission-critical applications such as file sharing, e-mail and printing. Even network service providers are challenged to stretch their network resources to cover rapidly growing customer traffic. In those rare instances where bandwidth is plentiful, it typically comes at a relatively high cost, especially for wide area network links. Because of these network constraints, MeetingPoint's bandwidth management capability allows users to make the most of the new collaboration, entertainment and learning possibilities that network-based multimedia communications create, without having to make expensive upgrades to their existing network infrastructure.

    MeetingPoint's ability to manage the use of network resources while hosting group conferencing arises from its core multimedia router technology. This technology is focused on a single, very specific task: routing real-time multimedia information among clients participating in group communications. MeetingPoint manages and limits bandwidth use by using built-in intelligence regarding the specific nature of multimedia data and real-time group communications. Increased economies are achieved when wide-area communications are routed through servers spread out across an organization's network, either to network service provider "points of presence" or to remote offices on an intranet.

    In October 1998, we became the first company to demonstrate continuous presence for H.323 conferencing, as an add-on to MeetingPoint. Continuous presence enhances the conferencing experience by enabling the conference participants to see up to four video windows at one time. Prior to the continuous presence capability, H.323 client users could only see the participant that was talking, and not any of the other participants. We made it possible, for the first time, for many popular H.323 clients in a multipoint group conferencing environment to utilize continuous presence, including users of Microsoft NetMeeting, Intel ProShare and PictureTel LiveLAN. Continuous Presence is delivered to these desktop H.323 clients through a software add-on option to MeetingPoint and represents a feature add previously only available through H.320 conferencing. Continuous presence was made generally available to the public in the second fiscal quarter of 1999.

    Additionally, we offer a Streaming Media Integration add-on to MeetingPoint. With the option for integration of streaming media, MeetingPoint is able to broadcast a live interactive conference to hundreds or even thousands of people using a streaming media server and player such as the Microsoft NetShow Server and a Windows Media Player. Conferences can be broadcast live, or recorded and replayed on demand. Because the Windows Media Player is widely available as a free applet, it extends the possibilities for conferencing with and communicating to a much wider audience. This combination of technologies, with both an interactive group of participants and a viewing group of participants, lends itself to a number of corporate and Internet scenarios.

    MeetingPoint pricing begins as a suggested retail price of $8,995 for ten user connections. We also license CU-SeeMe and MeetingPoint as a bundled package and offer site licenses and volume discounts for larger purchases.

RESEARCH AND DEVELOPMENT

    Our research and development activities historically were separated between legacy connectivity products and group conferencing products. We believe our future success depends on our group conferencing solutions, and, in conjunction with our sale of the assets of the legacy connectivity business in February 2000, we have focused all of our research and development resources on group conferencing technology.


    Our research and development expenditures totaled $1.4 million in the first three months of 2000, $4.8 million in 1999 and $5.0 million in 1998. We expect to gradually increase the levels of resources devoted to research and development in the remaining quarters of 2000. The actual amount of research and development expenses will depend on a number of factors, including the level of market acceptance of our current products, our ability to fill headcount requisitions on a timely basis, and the rate of technological change in the group conferencing industry.


MARKETING AND DISTRIBUTION

    We market and sell our products through a combination of distributors, original equipment manufacturers and strategic partners, our Certified Alliance Partners program for resellers, our direct sales organization, and directly over the Internet. Our sales force is located in Nashua, New Hampshire, San Jose, California, and La Gaude, France. We maintain web sites where prospective customers can obtain information about our products and services and download our multimedia conferencing products. We conduct marketing programs, including direct mail, advertising, public relations and product literature, to support each of our sale channels and to position and promote our products and services. Marketing personnel provide price lists and product descriptions and assist the direct sales force through lead generation and sales training.

    Our primary strategy for marketing and distributing our group conferencing products is to establish new strategic and original equipment manufacturer relationships and extend existing relationships with multinational firms that provide particular marketing or distribution opportunities or technological capabilities for our group conferencing products. We have already established distribution relationships in Australia, Austria, Belgium, Egypt, Finland, France, Germany, Greece, Hong Kong, Hungary, Israel, Italy, Japan, Korea, Netherlands, Norway, Slovania, South Africa, Spain, Sweden, Switzerland and the United Kingdom. We have also formed original equipment manufacturer or bundling relationships in order to provide customers with turnkey solutions and to facilitate product sales through distribution channels. In 1996, we began to employ Tech Data and Ingram Micro as distributors to deliver CU-SeeMe to consumers through retail channels including store chains and superstores.

CUSTOMERS

    Our customers include ISPs, portal sites, businesses, educational institutions, government organizations and individual consumers. We sell our software to end users and to original equipment manufacturers that bundle our software with other products. We intend to sell our Internet communications services to ISPs, portal sites and businesses.

CUSTOMER SERVICE AND SUPPORT

    We are committed to maintaining customer satisfaction and loyalty. We employ technical customer representatives located in Nashua, New Hampshire to support and service our customer base. Certain of our distributors and original equipment manufacturer customers maintain separate customer support organizations for their own customers. We provide second-tier support to those organizations.

    We provide customer support via telephone, fax and e-mail during normal business hours for our warranty product customers. We also offer a variety of fee-based maintenance and support options, including a 24x7 option, and automatic shipments of all enhancements and upgrades for licensed products. To augment our optional support services, we provide online frequently asked questions and an auto-response knowledge base for e-mail inquiries. We monitor a number of third-party mail lists and related web sites in order to ensure technical accuracy for our products. Customer support specialists diagnose and solve technical problems related not only to our products but also to other hardware and software with which our products may interact. We track all support requests, including current status reports and historical customer interaction logs, using a series of customer databases. We use customer feedback as a source of ideas for product improvements and enhancements.

    In February 1999, we began charging CU-SeeMe customers for technical support on a per-incident basis if they are not covered by a maintenance contract.

PROPRIETARY RIGHTS

    Our success is heavily dependent upon our proprietary technology. We currently have no patents and rely primarily on copyright, trademark and trade secrets law, as well as employee and third-party non-disclosure agreements, to protect our intellectual property. We have applied for a patent on a portion of the technology underlying the continuous presence feature of MeetingPoint. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development by others of similar technology. Litigation may be necessary to enforce our intellectual property rights or to protect our trade secrets. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, financial condition and results of operations. Moreover, while we believe that our products and technology do not infringe the proprietary rights of others, there can be no assurance that third parties will not assert infringement and other claims against us or that such claims will not be successful. See "Risk Factors--We may be unable to protect our proprietary technology."

    As described below, in 1998, we took several steps to acquire ownership of technology embedded in our software offerings.

    ACQUISITION OF TECHNOLOGY FROM CORNELL RESEARCH FOUNDATION

    Our multimedia conferencing products, CU-SeeMe and MeetingPoint, are commercial, enhanced versions of Freeware CU-SeeMe and its related server. Freeware CU-SeeMe and its related server were developed by a research institute at Cornell University and were freely available on the Web. In June 1995, we entered into an software license agreement with the Cornell Research Foundation that granted us the exclusive worldwide right to develop, modify, market, distribute and sublicense commercial versions of Freeware CU-SeeMe and its related server, as well as the rights to appoint licensee distributors and to use the trademark "CU-SeeMe."

    We commenced shipments of the initial commercial versions of CU-SeeMe and the White Pine Reflector (the predecessor of MeetingPoint) in March 1996 and May 1996, respectively. In May 1997, we renegotiated the terms of the license agreement to provide for a $1,000,000 prepayment of royalties in exchange for a decrease in the level of revenue-based royalties payable to the Cornell Research Foundation. The renegotiated terms were retroactive to January 1, 1997, and we remained subject to minimum royalty payments.

    In November 1998, we acquired the Cornell Research Foundation's trademark and other intellectual property rights in Freeware CU-SeeMe, upon which our current versions of CU-SeeMe are based, and the related server technology, which underlies MeetingPoint. The purchase price for these rights consisted of (1) a note in the principal amount of $900,000, of which $300,000 is due on each of June 30, 2000, June 30, 2001 and June 30, 2002, and (2) warrants to purchase 150,000 shares of our common stock at a price of $1.00 per share. The warrants were issued in exchange for outstanding warrants issued previously to the Cornell Research Foundation; these prior warrants had an exercise price of $6.00 per share but otherwise had terms substantially identical to those of the new warrants.

    ACQUISITION OF TECHNOLOGY FROM LABTAM COMMUNICATIONS

    In July 1998, we purchased certain assets, including intellectual property, comprising certain T.120 whiteboard and data collaboration technology from Labtam Communications, an Australian corporation. The purchase price for these assets consisted of 900,000 shares of our common stock and cash payments of U.S.$628,000 in July 1998 and A$201,606 (or U.S.$133,000) in January 1999. The
terms of, and consideration paid in, this transaction were the result of arm's length negotiations between Labtam Communications and us, which had no relationship prior to the transaction. We used cash and cash equivalents to pay the cash portion of the purchase price. An aggregate of 450,000 shares was deposited in escrow as security for potential claims by us against Labtam Communications for breaches of certain representations, warranties, covenants and agreements contained in the purchase agreement relating to the Labtam assets. A total of 225,000 of the escrowed shares were released to Labtam Communications in January 1999 and the remaining 225,000 escrowed shares were released in July 1999.

    We have incorporated the purchased T.120 technology into our MeetingPoint and ClassPoint conferencing solutions. T.120 is the protocol that defines whiteboard, application sharing and data collaboration for multipoint conferencing applications.

    TECHNOLOGY ACQUISITION FROM RADVISION

    In December 1998, we acquired from RADVision a one-time source code snapshot of a H.323 protocol stack. This acquisition has allowed us to modify and enhance certain source code embedded in our products.

COMPETITION

    The market for multimedia conferencing products and services is extremely competitive, and we expect that competition will intensify in the future. We believe that the principal competitive factors in the multimedia group conferencing industry are price, video and audio quality, interoperability, functionality, reliability, service and support, hardware platforms supported, and vendor and product reputation. We believe that our ability to compete successfully will depend on a number of factors both within and outside our control, including the adoption and evolution of industry standards, the pricing policies of our competitors and suppliers, the timing of the introduction of new software products and services by us and others, our ability to hire and retain quality employees, and industry and general economic trends. In addition, because the barriers to entry in the software market are relatively low and the potential market is large, we anticipate continued growth in the industry and the entrance of new competitors in the future.

    In offering Internet communications products and services, we currently compete, or expect to compete, directly or indirectly with the following categories of companies:

    - H.323 MCU providers, such as PictureTel, Ezenia!, RADVision and Accord;

    - videoconferencing client providers, including MicroSoft NetMeeting, Polycom, PictureTel, VTEL, Intel and VCON;

    - nonvideoconferencing collaborative product providers, such as Centra, Placeware, Astound and WebEx; and

    - application service providers PictureTel, FVC, HearMe.com and Lipstream.

    The H.323 MCU market encompasses two types of MCUs: a software-only server and a hardware server. There is a substantial price variance between software and hardware servers, which tends to dictate the suitability of one or the other in specific situations. From a price and scaleability standpoint, the software server lends itself well to large, distributed and expandable deployments, whereas the hardware server is often best suited to finite centralized deployments. White Pine and PictureTel market the only software-only MCUs; Ezenia!, RADVision and Accord market hardware MCUs. Most of these companies work with third-party endpoints. White Pine and PictureTel are the only vendors offering a complete end-to-end (client/server) solution.

    As with MCUs, client vendors can be split into software or hardware categories. In the software client category, our CU-SeeMe competes with MicroSoft's NetMeeting. Polycom, PictureTel, Vtel, Intel and VCON all provide hardware clients. The hardware assist typically allowed the hardware clients to demonstrate performance superior to software-only clients, justifying the $1,000 to $12,000 price point. Intel ProShare and TeamStation are both hardware-based endpoints, and utilize technology which Intel has licensed to PictureTel. Sales of these products are targeted to the high-end videoconferencing enterprise market. Integrators and value-added resellers wrap solutions around ProShare and TeamSolution endpoints, using their API, along with MeetingPoint's API, to provide full solutions to enterprise and high-end NSPs. This includes distance learning and videoconferencing service offerings.

    The disparate nonvideoconferencing category encompasses semi-interactive presentation software solutions. Semi-interactive presentation software solutions is a broad term utilized here to represent products integrating streaming with some form of limited interactive technology. These companies offer products that combine streaming media, shared text, and separate telephony integration in one solution. Centra, Placeware, Astound and WebEx all provide business collaboration products. NetPodium and LearnLinc provide educational solutions.

    In the emerging ASP market, there are a number of companies that provide IP communications services. PictureTel and FVC offer conferencing services to their business-to-business customers. WebEx primarily concentrates its services in the data collaboration arena, and EVC offers educational content conferencing services to its customers. HearMe.com and Lipstream leverage their nonstandard Voice over IP (VOIP) technology into Internet community development, Internet media products, and portals with communication services.

    H.323 is being rapidly adopted by the industry as the global standard for group conferencing products. A number of companies have announced standards-based server products that compete directly with MeetingPoint, including PictureTel, Ezenia! and RADVision. It is likely that other companies will also enter this market in the near future.

    Many of our current and potential competitors, including Intel, Microsoft, PictureTel and Ezenia!, have significantly longer operating histories and significantly greater managerial, financial, marketing, technical and other competitive resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or may be able to devote greater resources to the promotion and sale of their products and services. We cannot assure you that we will be able to compete successfully with existing or new competitors. In addition, competition could increase if new companies enter the market or if existing competitors expand their service offerings. An increase in competition could result in material price reductions or loss of market share by us and could have a material adverse effect on our business, financial condition and results of operations.

    To remain competitive, we will need to continue to invest in research and development and sales and marketing. We cannot assure you that we will have sufficient resources to make such investments or that we will be able to make the technological advances necessary to remain competitive. In addition, current and potential competitors have established or may in the future establish collaborative relationships among themselves or with third parties, including third parties with which we have a relationship, to increase the visibility and utility of their products and services. Accordingly, it is possible that new competitors or alliances may emerge and rapidly acquire a significant market share. Such an eventuality could have a material adverse effect on our business, financial condition and results of operations.

EMPLOYEES


    At June 19, 2000, we had 152 full-time employees, including 46 in sales and marketing, 45 in research and development, 17 in professional services, 15 in technical support and 29 in general and administrative and software manufacturing. Nineteen of these employees were located in France and, in accordance with applicable French law, were represented by a labor union. Our other employees were located in the United States and were not represented by any labor organization. We have experienced no work stoppages and believe that our relations with our employees are good.


FACILITIES




    We conduct our operations from our headquarters in Nashua, New Hampshire and facilities in San Jose, California, Somerville, Massachusetts and La Gaude, France.



    The main facility in the New Hampshire contains approximately 27,000 square feet, including 23,500 square feet for engineering and office space, 2,500 square feet for production space and 1,000 square feet for storage. Our second facility in New Hampshire contains approximately 7,000 square feet of office space. We lease both offices in New Hampshire from an unaffiliated party. The main facility is under the terms of a five-year lease ending July, 2001 under which we are responsible for maintenance, repairs, taxes, insurance and utilities. Base rent is $143,000 for 2000, and $82,000 for the first half of 2001. Renewal options for three two-year terms are available to us. The second facility in New Hampshire is under the terms of a three-year lease ending April, 2003 under which we are responsible for taxes and insurance. Base rent is $84,000 in 2000, $129,000 in 2001, $132,000 in 2002 and $44,000 in 2003.



    The facility in Somerville contains approximately 560 square feet of Network Operation Center space. We lease the facility from an unaffiliated party under the terms of a three year lease ending April, 2003. Base rent which includes 100 Mbps internet connection is $130,000 for 2000, $195,000 for 2001, $195,000 for
2002 and $65,000 for 2003.



    The facility in San Jose contains approximately 100 square feet of office space. We rent our office in San Jose from an unaffiliated party under the terms of a renewable six-month rental agreement expiring December, 2000. Base rent for this office space for 2000 is $19,000.

    We previously occupied 5,000 square feet of engineering and office space at a different site in San Jose. This space has been subleased to an unaffiliated party under the terms of a five-year lease ending December 31, 2001. Base rent for this space is $84,000 for 2000 and $89,000 for 2001. Our base income under the sublease exceeds our base rent under the primary lease.



    The facility in La Gaude contains approximately 8,000 square feet of engineering and office space. We lease our office in France from several unaffiliated parties under a series of similar leases ending on December 31, 2001, under which we are responsible for maintenance, repairs, taxes, insurance and utilities. Base rent for this space is $7,400 for 2000 and 2001.



    We expect to move our headquarters to a larger facility before the end of the first quarter of 2001. We also expect to extend or renew the leases for our San Jose and La Gaude facilities and to continue to occupy those facilities for the foreseeable future. If we are unable to extend or renew those leases on acceptable terms, we believe that alternative space would be available at acceptable rates.


LEGAL PROCEEDINGS

    From time to time, we have received and may receive in the future notice of claims of infringement of other parties' proprietary rights. Although we believe that our products and technology do not infringe the proprietary rights of others, there can be no assurance that additional third parties will not assert infringement and other claims against us or that any infringement claims will not be successful. See "Risk Factors--We may be unable to protect our proprietary technology."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


    Our executive officers and directors and their ages as of June 14, 2000 are as follows:



NAME                                  AGE                               POSITION
----                                --------   ----------------------------------------------------------
Killko A. Caballero...............     40      Chief Executive Officer, President and Chairman
Christine J. Cox..................     41      Chief Financial Officer, Vice President of Finance,
                                               Treasurer and Assistant Secretary
David O. Bundy....................     41      Chief Technology Officer
John E. Kelly.....................     46      Vice President of Worldwide Sales and Marketing
Joseph J. Esposito(1).............     49      Director
Jonathan G. Morgan(1)(2)..........     46      Director
Adam Stettner(2)..................     36      Director


------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee


    KILLKO A. CABALLERO has served as one of our directors since November 1995 and was appointed as our Chairman in January 2000. He has been our Chief Executive Officer since December 1998 and our President since August 1997. He has served as a director since November 1995 and as our Chairman since
January 2000. He served as our interim President during June and July 1997 and as our Senior Vice President of Research and Development and Chief Technology Officer from November 1995 until June 1997. Mr. Caballero was a co-founder of White Pine Software, Europe and served as President, Chief Executive Officer and Chairman of the Board of White Pine Software, Europe from July 1991 until November 1995.



    CHRISTINE J. COX has been our Treasurer and Assistant Secretary since
May 2000, our Chief Financial Officer since December 1998 and our Vice President of Finance since August 1997. She was our Corporate Controller from
October 1996 to August 1997. Ms. Cox served as Division Controller and Treasurer of Sequoia Systems, Inc., a fault-tolerant and business-critical microcomputer company, from May 1996 to October 1996, Operations Controller of Sequoia from June 1995 to May 1996, and held other financial management positions at Sequoia from August 1993 to June 1995.


    DAVID O. BUNDY has been our Chief Technology Officer since July 1998 and as our Vice President of Engineering from January 1994 to July 1998. Mr. Bundy was the Vice President and Principal Engineer of our predecessor company from September 1991 to December 1993.

    JOHN E. KELLY has been our Vice President of Worldwide Sales and Marketing since March 1999. He founded Aura Networks, a developer of datacentric digital loop carrier products, in May 1997 and was President of Aura from May 1997 until November 1998. From 1993 to April 1997, Mr. Kelly was Vice President of Marketing at Intraplex, Incorporated, a developer of digital network products for broadcast and wireless communications, which was acquired by Harris Corporation in November 1998.


    JOSEPH J. ESPOSITO has served as one of our directors since January 2000. Currently he works as a consultant for our company and others, focusing on the communications and information industries. From September 1999 until December 1999, he was the President and Chief Executive Officer of Tribal Voice, a provider of instant messaging, interactive communications and online community solutions, until it was sold to CMGI, Inc. Prior to joining Tribal Voice, Mr. Esposito worked in the publishing industry, with tenures at Simon & Schuster and Random House. Mr. Esposito also served as Chief Executive Officer of Encyclopaedia Britannica.

    JONATHAN G. MORGAN has served as one of our directors since May 1996. He has been Managing Director of Prudential Securities Incorporated, an investment banking firm, since June 1993 and currently serves in the Prudential Volpe Technology Group, a division of Prudential Securities.



    ADAM STETTNER has served as one of our directors since March 1999. He has been Managing Director of the Special Situations Technology Fund, an investment fund, since April 1997 and President of Stettner Consultants, Inc., a computer consulting company, since 1989.


    Executive officers are appointed by and serve at the discretion of the board. Directors are elected to serve until the next annual meeting of stockholders (or special meeting in lieu thereof) and until their successors are duly elected and qualified.

BOARD COMMITTEES

    Our board of directors has appointed an Audit Committee and a Compensation Committee. Our board has not appointed a standing Nominating Committee.

    The Audit Committee reviews the results and scope of the annual audit of our financial statements conducted by our independent auditors and our policies and procedures with respect to our internal accounting and financial controls. The Audit Committee also makes recommendations to our board on the engagement of our independent auditors, as well as other matters referred by our board. The Audit Committee currently consists of Jonathan Morgan and Adam Stettner.

    The Compensation Committee provides recommendations concerning salaries, incentives and other compensation for our directors, officers, employees and consultants. The Compensation Committee also administers our stock option plans and our employee stock purchase plan. The Compensation Committee currently consists of Joseph Esposito and Jonathan Morgan.

DIRECTOR COMPENSATION

    We do not pay fees to our directors, and we presently have no plans to pay directors' fees. We grant stock options to our non-employee directors pursuant to our director stock option plan. The purpose of the director stock option plan is to encourage ownership of common stock by our non-employee directors in order to help us attract and retain directors of exceptional competence and to furnish an added incentive for non-employee directors to increase their efforts on our behalf. Joseph Esposito, Jonathan Morgan and Adam Stettner are non-employee directors for purposes of the director stock option plan.

    Under the terms of the director stock option plan, we grant automatic formula stock options to non-employee directors as follows:

    - upon a non-employee director's initial election, he or she is entitled to receive a stock option to purchase 15,000 shares of common stock; and

    - upon a non-employee director's re-election, he or she is entitled to receive a stock option to purchase 10,000 shares of common stock, as long as he or she has served as a non-employee director for at least the three months immediately preceding the meeting at which he or she is re-elected.

    The exercise price of the options granted under the director stock option plan must equal the fair market value of our common stock on the grant date. Each option granted under the director stock option plan is subject to vesting under the terms of such plan and expires upon the earlier of (a) the tenth anniversary of the grant date and (b) the first anniversary of the date on which the option holder ceased serving as a non-employee director.

    Pursuant to the director stock option plan, Mr. Morgan received an option to purchase 15,000 shares of common stock in September 1997 upon the adoption of the director stock option plan by our stockholders. Mr. Stettner received an option to purchase 15,000 shares of common stock in March 1999 upon his election to the board. In addition, each of Messrs. Morgan and Stettner received an option to purchase 10,000 shares of common stock in July 1999 upon their re-election to the board of directors. Mr. Esposito received an option to purchase 15,000 shares of common stock in January 2000 upon his election to the board.

    In addition, on December 16, 1998, our board voted to grant to Mr. Morgan options to purchase 35,000 shares of common stock at an exercise price of $1.875 per share, which represented the closing price of common stock on the grant date. These options were issued under our 1996 stock option plan. They vest over a two-year period.


    On April 24, 2000, our board voted to grant to Mr. Esposito options to purchase 25,000 shares of common stock at an exercise price of $14.625 per share, which represented the market value on the date of grant. These options were issued under our 1996 stock option plan. They vest over a one-year period.


EXECUTIVE OFFICER COMPENSATION

    SUMMARY COMPENSATION TABLE FOR 1997, 1998 AND 1999

    The following table summarizes certain information with respect to the annual and long-term compensation that we paid for the past three fiscal years to the following persons (the "Named Officers"):

    - Killko Caballero, our only chief executive officer in 1999; and

    - David Bundy, Christine Cox and John Kelly, our other three executive officers whose compensation for services rendered in all capacities to us exceeded $100,000 during 1999.

    All of the options described in the following table have a maximum term of seven to ten years, subject to earlier termination in the event of the optionee's cessation of service with us. The options are exercisable during the optionee's lifetime only by the optionee. They are exercisable by the optionee only while the optionee is one of our employees or advisors and for certain limited periods of time after termination of employment.

                           SUMMARY COMPENSATION TABLE


                                                                             LONG-TERM
                                                                            COMPENSATION
                                                                            ------------
                                                                               AWARDS
                                                            ANNUAL          ------------
                                                         COMPENSATION        SECURITIES
                                                     --------------------    UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION                 YEAR     SALARY($)   BONUS($)    OPTIONS(#)    COMPENSATION($)
---------------------------               --------   ---------   --------   ------------   ---------------
Killko A. Caballero.....................    1999     $155,140    $45,000       115,000              --
  Chief Executive Officer, President and    1998      150,445         --        35,000              --
  Chairman                                  1997      124,347     20,000        50,000              --

David O. Bundy..........................    1999      128,546     25,000        30,000              --
  Chief Technology Officer                  1998      132,405         --        20,000         $20,000(1)
                                            1997      119,909     15,000        60,000              --

Christine J. Cox........................    1999      112,470     20,000        66,000              --
  Chief Financial Officer,                  1998      105,467         --        20,000              --
  Vice President of Finance, Treasurer      1997       83,384     15,000        37,000              --
  and Assistant Secretary

John F. Kelly(2)........................    1999      140,905(3)      --        75,000              --
  Vice President of Worldwide
  Sales and Marketing


------------------------

    (1) The other compensation paid to Mr. Bundy in 1998 consisted of amounts paid in connection with Mr. Bundy's relocation, at our request, to New Hampshire.

    (2) Mr. Kelly joined White Pine in March 1999.

    (3) Includes commissions paid to Mr. Kelly in 1999.

    OPTION GRANTS IN 1999

    The following table summarizes (a) option grants to the Named Officers during 1999 and (b) the value of options held by the Named Officers at December 31, 1999. The amounts shown in the last two columns represent hypothetical gains that could be achieved for the respective options if exercised at the end of their option terms. These gains are based on assumed rates of stock appreciation of five percent and ten percent, compounded annually from the date the respective options were granted to the date of their expiration. The gains shown are net of the option price, but do not include deductions for taxes or other expenses that may be associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holders' continued employment through the option term, and the date on which the options are exercised.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                    INDIVIDUAL GRANTS                       POTENTIAL REALIZABLE
                                 -------------------------------------------------------      VALUE AT ASSUMED
                                               PERCENT OF                                       ANNUAL RATES
                                 NUMBER OF       TOTAL                                         OF STOCK PRICE
                                 SECURITIES     OPTIONS                                       APPRECIATION FOR
                                 UNDERLYING    GRANTED TO     EXERCISE OR                        OPTION TERM
                                  OPTIONS     EMPLOYEES IN   BASE PRICE PER   EXPIRATION   -----------------------
NAME                             GRANTED(#)   FISCAL YEAR     SHARE($/SH)        DATE        5%($)        10%($)
----                             ----------   ------------   --------------   ----------   ----------   ----------
Killko A. Caballero............   115,000          13%          $25.375        12/17/09    $1,835,193   $4,650,740
David O. Bundy.................    30,000           3            25.375        12/17/09       478,746    1,213,236
Christine J. Cox...............    50,000           6            25.375        12/17/09       797,910    2,022,061
                                   16,000           2             6.625         7/23/09        66,663      168,937
John E. Kelly..................    75,000           8            2.8125         3/15/09       132,657      336,180

    AGGREGATED OPTION EXERCISES IN 1999 AND OPTION VALUES AT DECEMBER 31, 1999

    The following table summarizes information about options exercised during 1999, and the value of unexercised options held at the end of 1999, by the Named Officers. The closing sale price for our common stock as reported on the Nasdaq National Market on December 31, 1999 was $24.50. For purposes of the last column in the table, value is calculated on the basis of the difference between the option exercise price and $24.50, multiplied by the number of shares of common stock underlying the options.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                NUMBER OF               VALUE OF UNEXERCISED
                             SHARES                        UNEXERCISED OPTIONS         IN-THE-MONEY OPTIONS AT
                            ACQUIRED                      AT FISCAL YEAR-END(#)          FISCAL YEAR-END($)
                               ON           VALUE      ---------------------------   ---------------------------
NAME                       EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                       -----------   -----------   -----------   -------------   -----------   -------------
Killko A. Caballero......         --            --       33,750         166,250      $  747,969     $1,143,906
David O. Bundy...........     35,000      $405,000       45,625          69,375       1,006,875        875,625
Christine J. Cox.........         --            --       23,875          96,125         528,375        958,125
John E. Kelly............         --            --        9,375          65,625         203,320      1,423,242

BENEFIT PLANS


    In each of 1992, 1993, 1994, 1995 and 1996, our board adopted a stock option plan, each of which was approved by our stockholders in the year of adoption. Options may no longer be granted under these plans. In addition, in July 1996 our board adopted, and our stockholders approved, our 1996 stock option plan, under which a total of 2,400,000 shares of common stock have been reserved for issuance, subject to stockholder approval. As of June 14, 2000, options to purchase an aggregate of 2,055,909 shares of common stock having a weighted average exercise price of $12.1142 per share were outstanding under these option plans.


    The 1996 option plan is administered by the Compensation Committee. Under the 1996 option plan, the Compensation Committee selects the individuals to whom options will be granted and determines the option exercise price and other terms of each option, subject to the provisions of the 1996 option plan.

    The 1996 option plan authorizes the grant of options to purchase common stock intended to qualify as incentive stock options, as defined in Section 422 of the Internal Revenue Code, and the grant of options that do not so qualify, or nonqualified options. Under the 1996 option plan, incentive stock options may be granted only to our officers and other employees, including members of our board who are also our employees. Nonqualified Options may be granted to officers or other employees of our company or any subsidiary, to members of our board or the board of directors of a subsidiary, whether or not employees of our company or a subsidiary, and to consultants and other individuals providing services to us or a subsidiary.

    The 1996 option plan provides that, upon a reorganization, merger, consolidation, liquidation or sale of substantially all of our assets, the Compensation Committee may accelerate the time for exercise of all unexercised and unexpired options to and after a date prior to the effective date of the specified transaction. Alternatively, the Compensation Committee may cancel any outstanding options as of the effective date of the specified transaction, provided that the Compensation Committee shall have accelerated the time for exercise of all unexercised and unexpired options that it proposes to cancel and shall have given each optionholder notice of and a right to exercise such options in full. If the Compensation Committee does not take either of the foregoing actions, then after the effective date of the specified transaction unexercised options shall remain outstanding and shall be exercisable for shares of common stock or, if applicable, shares of such stock or other securities, cash or property as the holders of shares of common stock shall have received in the transaction.

    STOCK PURCHASE PLAN

    In July 1996, our board adopted, and our stockholders approved, our 1996 stock purchase plan, under which up to 100,000 shares of common stock could be purchased by our employees. In July 1999, our stockholders approved an amendment of the purchase plan to increase the total number of shares available for issuance from 100,000 to 200,000.

    During each six-month offering period under the 1996 purchase plan, participating employees are entitled to purchase shares through payroll deductions. The maximum number of shares that may be purchased is determined on the first day of the offering period pursuant to a formula under which a specific percentage of the employee's projected base pay for the offering period is divided by 85% of the market value of one share of common stock on the first day of the offering period, multiplied by two. During each offering period, the price at which the employee is able to purchase shares of common stock is equal to 85% of the last trading price of the common stock on the Nasdaq National Market on the date that the offering period commences or the date the offering period concludes, whichever is lower.

    The Stock Purchase Plan is administered by the Compensation Committee. All employees who meet certain minimum criteria based on hours worked per week and length of tenure with us are eligible to participate in the Stock Purchase Plan. No employee may be granted an option under the Stock Purchase Plan (a) if the option would permit the employee's rights to purchase stock under the Stock Purchase Plan to exceed $25,000 of the fair market value of the stock for each calendar year in which such option is outstanding or (b) if, immediately after the grant, the employee would own stock possessing three percent or more of the total combined voting power or value of all classes of stock of our company or any subsidiary.

EMPLOYMENT AGREEMENTS

    We entered into a nondisclosure and noncompetition agreement with David O. Bundy dated February 15, 1996. Pursuant to the agreement, Mr. Bundy agreed that while employed by us and for a period of 19 months following the termination of his employment with us for any reason, he will not, directly or indirectly, compete with us or solicit any of our employees, contractors, suppliers, existing customers or prospective customers on behalf of himself or any other entity that engages in the sale, distribution or development of or research concerning computer software and technology in breach of the agreement. Either party may terminate the agreement by giving the other party thirty days' prior written notice. If Mr. Bundy's employment is terminated without cause during the term of the agreement, he will be entitled to his base salary for six months or until he becomes employed elsewhere, whichever occurs first; provided, however, that if his new salary is lower than his base salary at our company, we will pay the difference for the balance of this six-month period.

    We entered into a letter agreement dated August 5, 1997 with Christine J. Cox with respect to her employment as our Vice President of Finance. The letter agreement establishes a base salary of $100,000 per year and provides for a maximum annual incentive bonus of $15,000, based upon achievement of specific milestones to be established by us. If Ms. Cox's employment is terminated without cause during the term of the agreement, she will be entitled to her base salary for six months. The letter agreement does not provide for any minimum period of employment, and therefore Ms. Cox continues to be an at-will employee.

                           RELATED PARTY TRANSACTIONS


    In December 1999, we sold 78,125 shares of common stock to Special Situations Private Equity Fund, L.P., 65,104 shares of common stock to Special Situations Cayman Fund, L.P., and 182,292 shares of common stock to Special Situations Fund III, L.P., at a price of $15.36 per share. These 325,521 shares are included in the shares being offered by this prospectus. Under SEC regulations, these funds may be deemed to be affiliated with Austin W. Marxe and David Greenhouse, who beneficially owned 9.1% of our common stock as of June 14, 2000, and Adam Stettner, one of our directors. The shares sold to these funds were sold on terms identical to the terms under which we sold an additional 976,563 shares of common stock to third parties in December 1999.


    We have entered into employment agreements with two executive officers. See "Management--Employment Agreements."

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth information with respect to the beneficial ownership of our common stock as of June 14, 2000, by (a) each of our directors,
(b) each of the Named Officers, (c) all of our directors and executive officers as a group, (d) each of the persons (or groups of affiliated persons) known by us to own beneficially more than five percent of the outstanding shares of common stock and (e) each of the Selling Stockholders. Unless otherwise noted:



    - The address of our directors and executive officers is in care of CUseeMe Networks, Inc., 542 Amherst Street, Nashua, New Hampshire 03063, except as noted below.



    - Each person or group identified in the table possesses sole voting and investment power with respect to such shares, subject to community property laws, where applicable. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within sixty days of June 14, 2000 are treated as outstanding only for purposes of determining the amount and percentages beneficially owned by that person or group.



                                                                                                                 PERCENTAGE OF
                                                                                                                    SHARES
                                                              NUMBER OF SHARES                                   BENEFICIALLY
                                                             BENEFICIALLY OWNED                                      OWNED
                                             ---------------------------------------------------              -------------------
                                             OUTSTANDING           RIGHT TO              TOTAL      SHARES     BEFORE     AFTER
                                               SHARES               ACQUIRE             NUMBER     OFFERED    OFFERING   OFFERING
                                             -----------   -------------------------   ---------   --------   --------   --------
Austin W. Marxe and David Greenhouse.......   1,108,421                           --   1,108,421   325,521       9.1%       6.4%
153 East 53 Street, 51st Floor
New York, New York 10022
Adam Stettner..............................   1,108,421                       25,000   1,133,421   325,521       9.3        6.6
153 East 53 Street, 51st Floor
New York, New York 10022
Consortium de Realisation..................     820,330                           --     820,330        --       6.7        6.7
27-29 rue Le Peletier
75009 Paris, France
Killko A. Caballero........................     352,324                       58,751     411,075        --       3.4        3.3
David O. Bundy.............................      15,705                       57,501      73,206        --         *          *
Joseph J. Esposito.........................          --                        6,250       6,250        --         *          *
Jonathan G. Morgan.........................          --                       57,708      57,708        --         *          *
Christine J. Cox...........................       2,547                       38,001      40,548        --         *          *
John E. Kelly..............................      22,750                           --      22,750        --         *          *
All directors and executive officers as a     1,501,747                      243,211   1,744,958   325,521      14.3       11.4
  group (seven persons)....................
Other selling stockholders:
CFE, Inc. .................................     325,521                           --     325,521   325,521       2.6         --
Private Equity Holding (Cayman) Ltd. ......     325,521                           --     325,521   325,521       2.6         --
Altamira Management Ltd....................     325,521                           --     325,521   325,521       2.6         --


--------------------------

*   Represents less than 1% of the outstanding shares of common stock.

    The information reported regarding Messrs. Marxe and Greenhouse is based on Amendment No. 2 to Schedule 13G filed with the Securities and Exchange Commission on March 2, 2000 by Special Situations Fund III, L.P., MGP Advisers Limited Partnership, Special Situations Technology Fund, L.P., SST Advisers, L.L.C., Special Situations Cayman Fund, L.P., AWM Investment Company, Inc., Special Situations Private Equity Fund, L.P., MG Advisors L.L.C., Austin W. Marxe and David Greenhouse. Of the 1,108,421 shares, (a) 665,192 shares are beneficially owned by Special Situations Fund III, L.P. and MGP Advisers Limited Partnership (the general partner of and investment advisor to Special Situations

Fund III, L.P.), (b) 143,600 shares are beneficially owned by Special Situations Technology Fund, L.P. and SST Advisers, L.L.C. (the general partner of and investment advisor to Special Situations Technology Fund, L.P.), (c) 221,504 shares are beneficially owned by Special Situations Cayman Fund, L.P. and AWM Investment Company, Inc. (the general partner of and investment advisor to Special Situations Cayman Fund, L.P.) and (d) 78,125 shares are beneficially owned by Special Situations Private Equity Fund, L.P. and MG Advisors L.L.C. Messrs. Marxe and Greenhouse, who serve as officers, directors and members or principal shareholders of the three investment advisors, claim sole voting and dispositive powers for all of the 1,108,421 shares. Of the shares offered, 78,125 are offered by Special Situations Private Equity Fund, L.P., 65,104 are offered by Special Situations Cayman Fund, L.P., and 182,292 are offered by Special Situations Fund III, L.P.


    Of the 1,133,421 shares deemed to be beneficially owned by Mr. Stettner, 1,108,421 consist of the shares described in the preceding paragraph.
Mr. Stettner is an employee of an entity controlled by Messrs. Marxe and Greenhouse. Mr. Stettner disclaims ownership of all of these shares, other than 143,600 shares owned by Special Situations Technology Fund, L.P., of which he is the managing director.


    The information reported regarding the Consortium de Realisation is based on a Schedule 13G filed with the Securities and Exchange Commission on October 2, 1997 by Consortium de Realisation, CDR Enterprises and Land Free Investment. All of the 820,330 shares are directly owned by Land Free Investment, which is a direct subsidiary of CDR Enterprises and an indirect subsidiary of Consortium de Realisation. All of the reporting parties claim shared voting and dispositive powers for all of the 820,330 shares.

    CFE, Inc. is a wholly owned subsidiary of General Electric Capital Corporation.

                          DESCRIPTION OF CAPITAL STOCK


    Our authorized capital stock consists of 30,000,000 shares of common stock and 5,000,000 shares of preferred stock. As of June 14, 2000, there were outstanding 12,214,169 shares of common stock and no shares of preferred stock.


COMMON STOCK

    Holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock do not have cumulative voting rights, and therefore the holders of a majority of the shares of common stock voting for the election of directors may elect all of our directors standing for election. Subject to preferences that may be applicable to the holders of any outstanding shares of preferred stock, the holders of common stock are entitled to receive such lawful dividends as may be declared by the board of directors. In the event of a liquidation, dissolution or winding up of the affairs of our company, whether voluntary or involuntary, and subject to the rights of the holders of any outstanding shares of preferred stock, the holders of shares of common stock shall be entitled to receive pro rata all of our remaining assets available for distribution to our stockholders. The common stock has no preemptive, redemption, conversion or subscription rights. All outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and non-assessable. The issuance of common stock or of rights to purchase common stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

PREFERRED STOCK

    The board of directors is authorized, subject to limitations prescribed by Delaware law, to provide for the issuance of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the voting powers, designations, preferences and rights (and the restrictions of those preferences and rights) of the shares of each such series and to increase (but not above the total number of authorized shares of preferred stock) or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series without further vote or action by the stockholders. The board is authorized to issue preferred stock with voting, conversion, and other rights and preferences that could adversely affect the voting power or other rights of the holders of common stock. Although we have no current plans to issue such shares, the issuance of preferred stock or of rights to purchase preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR CHARTER, OUR BY-LAWS AND DELAWARE LAW

    Our charter and by-laws contain provisions that could discourage potential takeover attempts and make more difficult the acquisition of a substantial block of the common stock. Our charter authorizes the directors to issue, without stockholder approval, shares of preferred stock in one or more series and to fix the voting powers, designations, preferences and rights (and the restrictions of those preferences and rights) of the shares of each such series. Our charter provides that stockholders may act only at meetings of stockholders and not by written consent in lieu of a stockholders' meeting. Our by-laws provide that nominations for directors may not be made by stockholders at any annual or special meeting thereof unless the stockholder intending to make a nomination notifies us of its intentions a specified number of days in advance of the meeting and furnishes to us information regarding itself and the intended nominee. Our by-laws also provide that special meetings of our stockholders may be called only by the President and must be called by the President or the Secretary at the written request of a majority of the directors. Our by-laws also require a stockholder to provide to our Secretary advance notice of business to be brought by such stockholder before any stockholder meeting as well as information regarding the stockholder and others known to support the proposal and any material interest they may have in the proposed business. These provisions could delay stockholder actions that are favored by the holders of a majority of the outstanding stock until the next stockholders' meeting. These provisions may also discourage another person or entity from making a tender offer for our common stock, because the person or entity, even after acquiring a majority of the outstanding stock, could only take action at a duly called stockholders' meeting and not by written consent.

    We are subject to Section 203 of the Delaware General Corporation Law which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless;

    - prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

    - upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

    - on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder. The application of Section 203 may limit the ability of stockholders to approve a transaction that they may deem to be in their best interests.

    Section 203 defines "business combination" to include (a) any merger or consolidation involving the corporation and the interested stockholder; (b) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation to or with the interested stockholder; (c) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;
(d) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (e) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person associated with, affiliated with, controlling or controlled by such entity or person.

LIMITATION OF LIABILITY AND INDEMNIFICATION

    Our charter provides that no director shall be personally liable to us or to any stockholder for monetary damages arising out of such director's breach of fiduciary duty, except to the extent that the elimination or limitation of liability is not permitted by Delaware law. The Delaware law, as currently in effect, permits charter provisions eliminating the liability of directors for breach of fiduciary duty, except that such provisions do not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to a corporation or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(c) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware General

Corporation Law or (d) any transaction from which the director derived an improper personal benefit. A principal effect of this provision of our charter is to limit or eliminate the potential liability of our directors for monetary damages arising from any breach of their duty of care, unless the breach involves one of the four exceptions described in (a) through (d) above.

    Our charter and by-laws further provide for the indemnification of our directors and officers to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Boston EquiServe
L.P.

                              PLAN OF DISTRIBUTION

    The shares offered by this prospectus may be sold from time to time by the selling stockholders, who consist of the persons identified as offering shares under "Principal and Selling Stockholders" above and those persons' pledgees, donees, transferees or other successors in interest. The selling stockholders may sell the shares on the Nasdaq National Market or otherwise, at market prices or at negotiated prices. They may sell shares by one or a combination of the following:

    - a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

    - purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus; and

    - ordinary brokerage transactions and transactions in which a broker solicits purchasers.

    In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any proceeds or commissions received by them, and any profits on the resale of shares sold by broker-dealers, may be deemed to be underwriting discounts and commissions.

    If any selling stockholder notifies us that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file, a prospectus supplement, if required pursuant to the Securities Act, setting forth:

    - the name of each of the participating broker-dealers,

    - the number of shares involved,

    - the price at which the shares were sold,

    - the commissions paid or discounts or concessions allowed to the broker-dealers, where applicable,

    - a statement to the effect that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and

    - any other facts material to the transaction.

                                 LEGAL MATTERS


    Hale and Dorr LLP, Boston, Massachusetts, has advised us with respect to the validity of the shares of common stock offered by this prospectus. Mark L. Johnson, a senior partner of Hale and Dorr LLP, is our Secretary.


                                    EXPERTS

    Our consolidated financial statements as of, and for the years ended, December 31, 1998 and 1999 appearing in this prospectus and the related registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this prospectus and the related registration statement. Those consolidated financial statements are included in reliance upon such report given upon the authority of Ernst & Young LLP as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form SB-2 with the SEC for our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement or incorporated herein by reference for the copies of the actual contract, agreement or other document. We are also required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and 7 World Trade Center, Thirteenth Floor, New York, New York 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


    YEARS ENDED DECEMBER 31, 1999 AND 1998:
    Report of Independent Auditors..........................  F-2
    Consolidated Balance Sheets as of December 31, 1999 and
     1998...................................................  F-3
    Consolidated Statements of Operations for the years
     ended December 31, 1999 and 1998.......................  F-4
    Consolidated Statements of Stockholders' Equity.........  F-5
    Consolidated Statements of Cash Flows...................  F-6
    Notes to Consolidated Financial Statements..............  F-7

    THREE MONTHS ENDED MARCH 31, 2000 AND APRIL 2, 1999
     (UNAUDITED):
    Condensed Consolidated Balance Sheets as of March 31,
     2000 (unaudited) and December 31, 1999.................  F-17
    Condensed Consolidated Statements of Operations for the
     three months ended March 31, 2000 and April 2, 1999
     (unaudited)............................................  F-18
    Condensed Consolidated Statements of Cash Flows for the
     three months ended March 31, 2000 and April 2, 1999
     (unaudited)............................................  F-19
    Notes to Condensed Consolidated Financial Statements
     (unaudited)............................................  F-20

                         REPORT OF INDEPENDENT AUDITORS

BOARD OF DIRECTORS
WHITE PINE SOFTWARE, INC.

    We have audited the accompanying consolidated balance sheets of White Pine Software, Inc. and subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of White Pine Software, Inc. and subsidiary at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ ERNST & YOUNG LLP

Manchester, New Hampshire
February 1, 2000, except for
Note 10, as to which the
date is February 29, 2000.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              ------------   ------------
ASSETS

Current assets:
  Cash and cash equivalents.................................  $ 22,087,638   $  6,420,686
  Accounts receivable, less allowance of $176,000 at
    December 31, and $146,000 at December 31, 1998..........     4,158,603      2,122,275
  Inventories...............................................        53,769         64,916
  Prepaid expenses..........................................       237,628        328,562
  Other current assets......................................        79,337        108,871
                                                              ------------   ------------
    Total current assets....................................    26,616,975      9,045,310
Property and equipment:
  Computer equipment........................................     1,278,157      1,227,647
  Furniture and fixtures....................................       240,596        245,823
  Software..................................................       625,699        536,285
  Equipment.................................................        87,691         88,733
  Leasehold improvements....................................       202,689        240,552
                                                              ------------   ------------
                                                                 2,434,832      2,339,040
Accumulated depreciation and amortization...................    (1,274,302)      (985,405)
                                                              ------------   ------------
                                                                 1,160,530      1,353,635
Other assets:
  Third party licenses, less accumulated amortization of
    $432,000 at December 31, 1999 and $460,000 at December
    31, 1998................................................       559,844        933,914
  Purchased Software, less accumulated amortization of
    $608,000 at December 31, 1999 and $0 at December 31,
    1998....................................................     2,533,352      3,141,521
  Trademark, less accumulated amortization of $93,000 at
    December 31, 1999 and $13,000 at December 31, 1998......       870,728        951,104
  Goodwill, less accumulated amortization of $995,000 at
    December 31, 1999 and $756,000 at December 31, 1998.....       198,845        437,463
  Other assets..............................................       105,908        132,823
                                                              ------------   ------------
                                                                 4,268,677      5,596,825
                                                              ------------   ------------
Total assets................................................    32,046,182     15,995,770
                                                              ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable..........................................       717,932        491,626
  Accrued expenses and other accrued liabilities............     2,253,800      1,555,055
  Deferred revenue..........................................       695,147        345,945
  Current portion of long-term debt.........................         7,067         26,521
                                                              ------------   ------------
    Total current liabilities...............................     3,673,946      2,419,147
Long term debt, less current portion........................             -          7,067
Other long term liabilities.................................       600,000      1,154,808
Stockholders' equity:
  Preferred stock, $0.01 par value; 5,000,000 shares
    authorized; no shares issued or outstanding at December
    31, 1999 or December 31, 1998...........................            --             --
  Common stock, $.01 par value: Authorized
    shares--30,000,000 Issued and outstanding
    shares--12,049,476 at December 31, 1999 and 10,460,227
    at December 31, 1998....................................       120,495        104,602
  Additional paid-in capital................................    61,269,773     41,137,186
  Accumulated deficit.......................................   (33,710,591)   (28,861,083)
  Accumulated other comprehensive income....................        92,559         34,043
                                                              ------------   ------------
    Total stockholders' equity..............................    27,772,236     12,414,748
                                                              ------------   ------------
Total liabilities and stockholders' equity..................  $ 32,046,182   $ 15,995,770
                                                              ============   ============

                SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
Revenue:
  Software license fees.....................................  $10,714,541   $ 6,948,222
  Services and other........................................    1,287,077       844,936
                                                              -----------   -----------
  Total revenue.............................................   12,001,618     7,793,158
Cost of revenue.............................................    2,547,509     1,645,249
                                                              -----------   -----------
  Gross profit..............................................    9,454,109     6,147,909
  Operating expenses:
    Sales and marketing.....................................    7,265,224     7,739,075
    Research and development................................    4,761,107     5,041,872
    General and administrative..............................    2,359,341     2,277,849
                                                              -----------   -----------
    Total operating expenses................................   14,385,672    15,058,796
                                                              -----------   -----------
Loss from operations........................................   (4,931,563)   (8,910,887)
  Other income (expense):
    Interest income.........................................      177,679       577,393
    Other, net..............................................      (95,624)      (85,089)
                                                              -----------   -----------
                                                                   82,055       492,304
                                                              -----------   -----------
Loss before provision for income taxes......................   (4,849,508)   (8,418,583)
Provision for income taxes..................................           --         5,306
                                                              -----------   -----------
Net loss....................................................  $(4,849,508)  $(8,423,889)
                                                              ===========   ===========
Net loss per share: basic and diluted.......................  $     (0.46)  $     (0.86)
                                                              ===========   ===========
Weighted average number of common and common equivalent
  shares outstanding........................................   10,619,696     9,798,307
                                                              ===========   ===========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                     ACCUMULATED
                                    COMMON STOCK         ADDITIONAL                     OTHER           TOTAL
                               -----------------------    PAID-IN     ACCUMULATED   COMPREHENSIVE   STOCKHOLDERS'
                                 SHARES     PAR VALUE     CAPITAL       DEFICIT        INCOME          EQUITY
                               ----------   ----------   ----------   -----------   -------------   -------------
BALANCES AT DECEMBER 31,
  1997.......................   9,305,714       93,057   38,984,024   (20,437,194)      85,973       18,725,860
Net loss.....................                                          (8,423,889)                   (8,423,889)
Common stock issued upon
  exercise of stock
  options....................     198,111        1,981      199,036            --           --          201,017
Common stock issued under
  Employee Stock
  PurchasePlan...............      56,402          564       70,456            --           --           71,020
Common stock issued upon
  purchase of intangible
  assets.....................     900,000        9,000    1,819,170            --           --        1,828,170
Warrants.....................                                64,500                                      64,500
Accumulated Other
  Comprehensive Income.......                                                          (51,930)         (51,930)
                               ----------   ----------   ----------   -----------      -------       ----------
BALANCES AT DECEMBER 31,
  1998.......................  10,460,227      104,602   41,137,186   (28,861,083)      34,043       12,414,748
Net loss.....................                                          (4,849,508)                   (4,849,508)
Common stock issued upon
  exercise of stock
  options....................     225,530        2,256      315,556            --           --          317,812
Common stock issued under
  Employee Stock
  PurchasePlan...............      61,635          616      107,641            --           --          108,257
Common stock issued in
  private placement..........   1,302,084       13,021   19,709,390            --           --       19,722,411
Accumulated Other
  Comprehensive Income.......                                                           58,516           58,516
                               ----------   ----------   ----------   -----------      -------       ----------
BALANCES AT DECEMBER 31,
  1999.......................  12,049,476      120,495   61,269,773   (33,710,591)      92,559       27,772,236
                               ==========   ==========   ==========   ===========      =======       ==========


                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
OPERATING ACTIVITIES
Net loss....................................................  $(4,849,508)  $(8,423,889)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization.............................      454,258       522,766
  Amortization of intangible assets.........................    1,301,234       533,043
  Loss on disposal of fixed assets..........................           --        30,000
  Changes in operating assets and liabilities:
    Accounts receivable.....................................   (2,033,030)      283,866
    Inventories.............................................       11,735        33,430
    Prepaid expenses........................................       88,485       435,859
    Other assets............................................       49,221        43,821
    Accounts payable........................................      245,177      (180,912)
    Accrued expenses and other accrued liabilities..........      172,819      (616,318)
    Deferred revenue........................................      351,018        96,929
                                                              -----------   -----------
Net cash used in operating activities.......................   (4,208,591)   (7,241,405)
INVESTING ACTIVITIES
Purchase of property and equipment, net.....................     (276,158)     (371,310)
Purchase of third party licenses, net.......................           --      (163,846)
Purchase of Purchased Software..............................           --      (685,351)
                                                              -----------   -----------
Net cash used in investing activities.......................     (276,158)   (1,220,507)
FINANCING ACTIVITIES
Principal payments on long-term debt and third-party
  licenses..................................................      (25,136)      (55,830)
Proceeds from common stock issued upon exercise of stock
  options...................................................      317,812       201,017
Proceeds from common stock issued under Employee Stock
  Purchase Plan.............................................      108,257        71,020
Proceeds from private placements, net.......................   19,722,411            --
                                                              -----------   -----------
Net cash provided by financing activities...................   20,123,344       216,207
Currency translation effect on cash and cash equivalents....       28,357       (37,253)
                                                              -----------   -----------
Net increase (decrease) in cash and cash equivalents........   15,666,952    (8,282,958)
Cash and cash equivalents at beginning of period............    6,420,686    14,703,644
                                                              -----------   -----------
Cash and cash equivalents at end of period..................  $22,087,638   $ 6,420,686
                                                              ===========   ===========

                 SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    White Pine Software, Inc. and its subsidiary ("the Company") operates in one business segment, which develops, markets and supports multi-platform desktop multimedia software that facilitates worldwide video and audio communication and data collaboration across the Internet, intranets and other networks using Internet protocol.

    The Company markets and sells its products in the United States, Canada, Europe, and the Pacific Rim through distributors, a combination of strategic partners and OEMs, and its direct sales organization, as well as over the Internet.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned foreign subsidiary, White Pine Software, Europe. All significant intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on hand and investments in high grade commercial paper having maturities of three months or less when purchased. These investments have been categorized as held to maturity under the provisions of Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Accordingly, the balances are stated at amortized cost, which approximates fair value, because of the short maturity of these instruments.

INTANGIBLE ASSETS

    Intangible assets except trademark are amortized on a straight line basis over three to five years. Trademark is amortized over twelve years.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and accounts receivable. Cash and cash equivalents include cash on deposit in checking accounts, commercial paper, and overnight repurchase agreements. These cash and cash equivalents are maintained with high credit quality financial institutions.

    The Company performs ongoing credit evaluations of its customers and generally requires no collateral. The Company maintains reserves for potential credit losses; historically, such losses have not

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

1. ACCOUNTING POLICIES (CONTINUED)
been material and have been within management's expectations. Two customers accounted for approximately 38% and 59% of accounts receivable at December 31, 1999 and 1998.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the balance sheet for the Company's cash and cash equivalents and borrowings approximates fair value.

INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and are being depreciated using the straight-line and accelerated methods over the estimated useful lives of two to seven years. Leasehold improvements are stated at cost and are being amortized over the lesser of the term of the lease or the estimated useful life of the asset.

    Included in the Company's balance sheet at December 31, 1999 and 1998 are the assets of the Company's foreign subsidiary, White Pine Software, Europe, of which $186,000 and $254,000 of tangible assets are located in France.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

    In accordance with Statement of Financial Accounting Standards No. 121, "ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS," the Company will record impairment losses on long-lived assets used in operations when indicators of impairment are present. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the Company reevaluates the significant assumptions used in determining the original cost of long-lived assets. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows, and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets based upon events or circumstances, which have occurred since acquisition. To date, there have been no impairment losses recorded.

THIRD-PARTY LICENSES

    The cost of agreements entered into with third parties for the right to use the third parties' technology in the Company's products is amortized on a straight-line basis over the lives of the agreements, or the expected life of technology, whichever is less.

INCOME TAXES

    Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

1. ACCOUNTING POLICIES (CONTINUED)
REVENUE RECOGNITION

    The Company's revenue is derived from software license fees and fees for services related to its software products, primarily software maintenance fees. The Company recognizes revenue in accordance with the provisions of AICPA Statement of Position No. 97-2, SOFTWARE REVENUE RECOGNITION, as amended.

    Software license revenue is recognized upon receipt of a firm customer order and shipment of the software, net of allowances for estimated future returns, provided that no significant obligations remain on the part of the Company and collection of the related receivable is deemed probable.

    Software maintenance fees, which are generally payable in advance and are non-refundable, are recognized ratably over the period of the maintenance contract, typically twelve months. Revenue from training and consulting services is recognized as services are provided.

    Software license fees, consulting fees, and training fees that have been prepaid or invoiced but that do not yet qualify for recognition as revenue under the Company's policy, and prepaid maintenance fees not yet recognized as revenue, are reflected as deferred revenue.

CAPITALIZED SOFTWARE

    Software development costs meeting recoverability test are capitalized under Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED. The cost of software capitalized is amortized based on its estimated economic life.

EARNINGS PER SHARE

    The Company computes earnings per share in accordance with Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). SFAS 128 requires calculation and presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted average number of common shares outstanding and excludes any dilutive effects of warrants, stock options or other type securities. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding and the dilutive effect of stock options, warrants and related securities calculated using the treasury stock method. Dilutive securities are excluded from the diluted earnings per share calculation if their effect is antidilutive.

FOREIGN CURRENCY TRANSLATION

    The financial statements of the Company's foreign subsidiary have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52, FOREIGN CURRENCY TRANSLATION. All balance sheet amounts have been translated using the exchange rates in effect at the balance sheet date. Statement of operations amounts have been translated using average exchange rates. The gains and losses resulting from the changes in exchange rates from the date of acquisition of White Pine Software, Europe to December 31, 1999, have been reported separately as a component of stockholders' equity.

    The aggregate transaction gains and losses are insignificant for all periods presented.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

1. ACCOUNTING POLICIES (CONTINUED)
ADVERTISING COSTS

    All costs related to advertising the Company's products are expensed in the period incurred. Amounts charged to expense were $252,000 and $655,000, during the years ended December 31, 1999 and 1998, respectively.

RECENT ACCOUNTING PRONOUNCEMENTS

    Statement of Position 98-9, MODIFICATION OF SOP 97-2, SOFTWARE REVENUE RECOGNITION, WITH RESPECT TO CERTAIN TRANSACTIONS, modifies certain provisions of Statement of Position 97-2. The Company's accounting policy on software revenue recognition currently is in compliance with Statement 97-2, as amended by Statement of Position 98-9, and adoption of this Statement of Position has not had a material impact on the financial position or results of operations of the Company.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133. "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES," which establishes standards for the recognition, measurement, and reporting of derivatives and hedging activities and is effective for the Company's year ending December 31, 2001. The Company anticipates that the adoption of this new accounting standard will not have a material impact on the Company's consolidated financial statements.

2. TECHNOLOGY ACQUISITIONS

ACQUISITION FROM LABTAM COMMUNICATIONS PTY. LTD.

    On July 8, 1998 the Company purchased certain assets, including intellectual property, comprising certain T.120 whiteboarding and data collaboration technology from Labtam Communications Pty. Ltd. The purchase price for these assets consisted of 900,000 shares of the Company's Common Stock and cash payments of U.S.$628,000 in July 1998 and A$201,606 (or U.S.$133,000) in January 1999. The Company recorded capitalized software of $2,641,000 in connection with the acquisition, consisting of (i) $1,828,000 attributable to the Common Stock issued in the acquisition, based upon the Common Stock's closing price of $2.03 on July 8, 1998, (ii) the two cash payments totaling $761,000 and (iii) $52,000 of accounting, legal and other fees incurred in connection with the acquisition.

ACQUISITION FROM CORNELL RESEARCH FOUNDATION, INC.

    During 1998, the Company obtained certain trademark and intellectual property rights to CU-SeeMe and the underlying MeetingPoint technology from Cornell Research Foundation, Inc. The purchase price for these rights consisted of (i) a note in the principal amount of $900,000, of which $300,000 is due on each of June 30,2000, June 30, 2001 and June 30, 2002, and (ii) warrants to purchase 150,000 shares of the Company's Common Stock at a price of $1.00 per share. The Company recorded as trademark a total of $964,500 in connection with the acquisition, consisting of the $900,000 principal amount of the long-term note and $64,500 attributable to the warrants, which were valued in accordance with SFAS 123. The warrants were issued in exchange for outstanding warrants issued previously to Cornell Research Foundation, Inc.; these prior warrants had an exchange price of $6.00 per share but otherwise had terms substantially identical to those of the new warrants.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. TECHNOLOGY ACQUISITIONS (CONTINUED)
    The acquired trademark rights were capitalized and are being amortized over their estimated economic life of twelve years.

    As a result of the acquisition, the Company recorded as capitalized software a total of $500,000 previously recorded as prepaid royalties.

3. FINANCINGS

    In December 1999, the Company received approximately $20 million from four different investors through the issuance of 1,302,084 shares of its common stock. The shares were sold at a price of $15.36 per share, which was the 30-day weighted average closing price of the common stock at the date the terms of the financings were negotiated.

4. INDEBTEDNESS

LINE OF CREDIT

    On March 31, 1999, the Company terminated its commercial loan agreement with a financial institution, which had provided for a $1,000,000 revolving line of credit.

LONG TERM DEBT

    Debt obligations consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Secured, non-interest bearing, term loan from a foreign
  governmental agency, due in annual installments of
  $44,408, with the final installment due in September
  1999......................................................   $   --    $16,000
Note payable, due in monthly installments of $883 plus
  interest at 9.5%, with remaining balances due August
  2000......................................................    7,000     17,000
                                                               ------    -------
                                                                7,000     33,000
Less current portion........................................    7,000     26,000
                                                               ------    -------
                                                               $   --    $ 7,000
                                                               ======    =======

    Total interest expense for the years ended December 31, 1999 and 1998, was approximately $3,000 and $4,000, respectively, and is included in other expense.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

5. ACCRUED EXPENSES AND OTHER ACCRUED LIABILITIES

    Accrued expenses and other accrued liabilities consist of the following:

                                                            DECEMBER 31,
                                                       -----------------------
                                                          1999         1998
                                                       ----------   ----------
Accrued compensation and related benefits............  $1,001,000   $  647,000
Pending litigation...................................          --       51,000
Royalties............................................     106,000      246,000
Other accruals.......................................   1,147,000      611,000
                                                       ----------   ----------
                                                       $2,254,000   $1,555,000
                                                       ==========   ==========

    In prior years, the Company was a co-defendant in various lawsuits that sought damages for alleged injuries sustained while using products which the plaintiffs assert were designed and manufactured by a predecessor company. The Company reduced its reserve for pending lawsuits from $291,000 to $51,000 as of December 31, 1998, in recognition of the fact that all but two lawsuits had been resolved. The Company reversed the final $51,000 reserve upon notification that the two remaining lawsuits had been dismissed during 1999. Subsequent to this transaction, there are no outstanding lawsuits against the Company.

6. INCOME TAXES

    The Company's deferred tax assets and related valuation allowances are as follows:

                                                           DECEMBER 31,
                                                     -------------------------
                                                         1999          1998
                                                     ------------   ----------
Deferred tax assets................................  $ 10,150,000   $8,866,000
Valuation allowance for deferred tax assets........   (10,150,000)  (8,866,000)
                                                     ------------   ----------
Net deferred tax asset.............................  $         --   $       --
                                                     ============   ==========

    Deferred tax assets consist primarily of net operating loss carryforwards and accrued liabilities.

    The Company recorded a valuation allowance of $10,150,000 and $8,866,000 at December 31, 1999 and 1998, respectively, against its deferred tax assets since it is believed to be more likely than not that the net operating loss carryforwards and other temporary differences will not provide a future tax benefit.

    At December 31, 1999, the Company had cumulative federal net operating loss carryforwards of approximately $26,848,000 for income tax purposes. The availability of the net operating loss carryforwards to offset future taxable income is subject to significant annual limitations. The loss carryforwards expire at various dates through 2020.

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

7. LEASE COMMITMENTS

    The Company leases its office facilities under various operating leases expiring at various times through fiscal 2001. Future minimum annual rental commitments under the lease agreements for the years ending December 31 are as follows:

2000........................................................  $253,000
2001........................................................   178,000
                                                              --------
                                                              $431,000
                                                              --------

    Total rent expense for the years ended December 31, 1999 and 1998, was approximately $229,000 and $253,000, respectively.

8. SIGNIFICANT CUSTOMERS AND GEOGRAPHICAL SALES

    During the years ended December 31, 1999 and 1998, two customers accounted for approximately 13% and 35%, respectively, of the Company's total revenue.

    The Company's sales by geographic location are summarized below:

                                                      YEAR ENDED DECEMBER 31,
                                                      ------------------------
                                                         1999          1998
                                                      -----------   ----------
United States and Canada............................  $ 9,494,000   $5,887,000
Europe..............................................    1,533,000    1,449,000
Pacific Rim.........................................      975,000      457,000
                                                      -----------   ----------
                                                      $12,002,000   $7,793,000
                                                      ===========   ==========

9. EMPLOYEE BENEFITS

401(K) PLAN

    The Company has a Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code for all employees meeting age and service requirements. Eligible employees may elect to contribute up to 16% of their compensation, subject to limitations established by the Internal Revenue Code. The Company may elect to contribute a discretionary amount to the Plan which would be allocated to the employees based upon the employees' contributions to the Plan. There have been no discretionary contributions to date.

EMPLOYEE STOCK PURCHASE PLAN

    In 1996 the Company adopted the 1996 Employee Stock Purchase Plan (the "ESPP"). Under the ESPP, an aggregate of 100,000 shares of Common Stock are reserved for purchase by qualified employees, at 85% of the appropriate market price. On December 16, 1998, the Board of Directors amended the total shares of the ESPP plan to 200,000 shares and deleted a provision that had prohibited certain "highly compensated" officers of the Company from participating in the ESPP. The ESPP provides that qualified employees may authorize payroll deductions from 1% to 6% of their base pay to purchase shares at the lower of the market price in effect on the day the offering starts or the

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

9. EMPLOYEE BENEFITS (CONTINUED)
day the offering terminates. In 1998, the company issued 56,402 shares. 17,474 shares were issued at $2.23 per share, and 38,928 shares were issued at $0.82 per share. In 1999, the company issued 61,635 shares. 48,500 shares were issued at $0.82 per share, and 13,135 shares were issued at $5.10 per share.

STOCK OPTION PLANS

    The Company has elected to follow Accounting Principals Board Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES ("APB 25") and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB statement No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires use of option valuation models that were not developed for use in valuing employee stock options. No compensation expense is recognized under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant.

1996 INCENTIVE AND NONQUALIFIED STOCK OPTION PLAN

    In 1996, the Company adopted the 1996 Stock Option Plan (the "1996 Plan"). Under the 1996 Plan, 550,000 shares of Common Stock are available for grant to employees. On September 30, 1997 the Company amended the 1996 Plan increase the number of available shares from 550,000 to 1,000,000. Option prices and exercise periods are determined by the Board of Directors on the date of grant. All options granted under the Stock Option Plan become exercisable in installments over a three to four year period commencing from the date of grant and expire ten years from the date of grant.

1997 DIRECTOR STOCK OPTION PLAN

    In 1997, the Company adopted the 1997 Outside Director Stock Option Plan (the "Director's Plan"). The Company has reserved 150,000 shares of Common Stock under the Director's Plan. The Director's Plan authorizes a one-time automatic grant of options to acquire 15,000 shares of Common Stock as an initial award for being a Director. Each subsequent year, at re-election, directors are granted an additional 10,000 options. All options granted are exercisable at the next annual meeting subsequent to being granted. All options expire ten years from the date of grant and have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant.

SFAS 123 DISCLOSURES

    Pro forma information regarding net loss and loss per common and common equivalent share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

9. EMPLOYEE BENEFITS (CONTINUED)
value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

                                                                    OPTIONS                ESPP
                                                              -------------------   -------------------
                                                                1999       1998       1999       1998
                                                              --------   --------   --------   --------
Expected life (years).......................................    4.66       4.05       0.50       0.50
Interest rate...............................................    5.75%      5.50%      5.75%       5.5%
Volatility..................................................    1.23       0.97       1.23       0.97

    The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information is as follows (in thousands except for per share information):


                                                             1999      1998
                                                            -------   -------
Pro forma net loss........................................  $(5,474)  $(8,925)
Pro forma net loss per share:
  basic and diluted.......................................  $ (0.52)  $ (0.91)


    Option activity under the Company's stock option plans is summarized below:

                                                       1999                           1998
                                           ----------------------------   ----------------------------
                                                       WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                            SHARES      EXERCISE PRICE     SHARES      EXERCISE PRICE
                                           ---------   ----------------   ---------   ----------------
Outstanding at beginning of year.........  1,108,644        $1.88         1,408,248        $2.65
Granted..................................    895,000        17.51           492,650         1.82
Expired or canceled......................   (121,910)       12.05          (594,143)        4.12
Exercised................................   (225,530)        1.41          (198,111)        1.01
                                           ---------        -----         ---------        -----
Outstanding at end of year...............  1,656,204         9.63         1,108,644         1.88
                                           =========        =====         =========        =====
Exercisable at end of year...............    471,190         2.00           462,828        $1.67

                    WHITE PINE SOFTWARE, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

9. EMPLOYEE BENEFITS (CONTINUED)
    The following table presents weighted-average price and fair value information about options granted at fair market value during fiscal years 1999 and 1998:


                                                   NUMBER OF
                                                    OPTIONS    WEIGHTED-AVERAGE   WEIGHTED-AVERAGE FAIR
EXERCISE PRICE ON DATE OF GRANT                     GRANTED     EXERCISE PRICE            VALUE
-------------------------------                    ---------   ----------------   ---------------------
1999
Equal to fair market value.......................   895,000         $17.51               $14.78
Less than fair market value......................        --            N/A                  N/A
                                                    -------
                                                    895,000
                                                    =======
1998
Equal to fair market value.......................   492,650         $ 1.82               $ 1.29
Less than fair market value......................        --            N/A                  N/A
                                                    -------
                                                    492,650
                                                    =======


    The following table presents weighted-average price and life information about significant option groups outstanding at December 31, 1999 and 1998:

                                            OPTIONS OUTSTANDING                        OPTIONS EXERCISABLE
                        -----------------------------------------------------------   ----------------------
                                                            WEIGHTED       WEIGHTED                 WEIGHTED
                                                            AVERAGE        AVERAGE                  AVERAGE
                           RANGE OF         NUMBER         REMAINING       EXERCISE     NUMBER      EXERCISE
                        EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    PRICE     EXERCISABLE    PRICE
                        ---------------   -----------   ----------------   --------   -----------   --------
1999
                        $0.50 - $1.875       542,107       7.35 years       $1.46       228,582      $1.16
                         2.00 - 2.50         338,872       7.42 years        2.45       187,508       2.45
                        2.625 - 7.875        249,225       9.05 years        4.35        55,100       3.99
                         8.75 - 25.50        526,000       9.96 years       25.19            --         --
                        --------------     ---------                                    -------
                                           1,656,204                                    471,190
                                           =========                                    =======
1998
                         $0.50 - $.80        185,392       2.55 years       $0.53       185,392      $0.53
                         0.84 - 1.25         171,454       8.74 years        1.15        37,954       1.00
                         1.50 - 1.88         254,300       9.69 years        1.85        18,500       1.50
                         2.00 - 2.63         439,148       8.29 years        2.43       178,445       2.36
                         3.75 - 7.88          58,300       8.58 years        4.38        42,537       4.39
                                           ---------                                    -------
                                           1,108,644                                    462,828
                                           =========                                    =======

10. SUBSEQUENT EVENTS

    The Company sold the assets of its legacy connectivity business to an Australian company on February 29, 2000 for $1,000,000 in cash and 467,730 ordinary shares of the Australian company. These shares were valued at U.S. $500,000 on February 29, 2000. The gain generated from this sale will be calculated in the first quarter of 2000.

                     CUSEEME NETWORKS, INC. AND SUBSIDIARY
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                              MARCH 31,   DECEMBER 31,
                                                                2000          1999
                                                              ---------   ------------
ASSETS
  Current assets:
    Cash and cash equivalents...............................   $21,561       $22,088
    Investment..............................................       500            --
    Accounts receivable, net................................     4,955         4,159
    Inventories.............................................       138            54
    Prepaid expenses and other current assets...............       335           317
                                                               -------       -------
      Total current assets..................................    27,489        26,618

  Property and equipment, net...............................     1,751         1,160
  Third party licenses, net.................................       495           560
  Purchased Software, net...................................     2,326         2,533
  Trademark, net............................................       851           871
  Goodwill, net.............................................       139           199
  Other long term assets....................................       121           106
                                                               -------       -------
Total assets................................................   $33,172       $32,047
                                                               =======       =======
LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Accounts payable and accrued expenses...................   $ 2,778       $ 2,973
    Deferred revenue........................................       702           695
    Current portion of long-term debt.......................         4             7
                                                               -------       -------
      Total current liabilities.............................     3,484         3,675

  Other long-term liabilities...............................       600           600
  Stockholders' equity......................................    29,088        27,772
                                                               -------       -------
Total liabilities and stockholders' equity..................   $33,172       $32,047
                                                               =======       =======



           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                     CUSEEME NETWORKS, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)



                                                                    THREE MONTHS ENDED
                                                              ------------------------------
                                                              MARCH 31, 2000   APRIL 2, 1999
                                                              --------------   -------------
Revenue:
  Software license fees.....................................   $     3,595      $     2,186
  Services and other........................................           497              273
                                                               -----------      -----------
    Total revenue...........................................         4,092            2,459

Cost of revenue.............................................           992              514
                                                               -----------      -----------
Gross profit................................................         3,100            1,945

Operating expenses:
  Sales and marketing.......................................         1,869            1,598
  Research and development..................................         1,350            1,177
  General and administrative................................           952              515
                                                               -----------      -----------
    Total operating expenses................................         4,171            3,290
                                                               -----------      -----------
Loss from operations........................................        (1,071)          (1,345)
Other income (expense):
  Interest income, net......................................           254               70
  Gain from asset sale......................................           776               --
  Other, net................................................           (15)             (29)
                                                               -----------      -----------
    Total other income, net.................................         1,015               41
                                                               ===========      ===========
Net loss....................................................   $       (56)     $    (1,304)
                                                               ===========      ===========
Net loss per share: Basic and Diluted.......................   $     (0.00)     $     (0.12)
                                                               ===========      ===========
Weighted average number of common sharesoutstanding: Basic
  and Diluted...............................................    12,085,675       10,480,093
                                                               ===========      ===========



           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                     CUSEEME NETWORKS, INC. AND SUBSIDIARY
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)



                                                                    THREE MONTHS ENDED
                                                              ------------------------------
                                                              MARCH 31, 2000   APRIL 2, 1999
                                                              --------------   -------------
OPERATING ACTIVITIES
Net loss....................................................     $    (56)        $(1,304)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................          128             206
  Amortization of goodwill and purchased intangibles........          352             167
  Amortization of deferred stock compensation...............           58              --
  Gain from asset sale of Hosting Connectivity business.....         (776)             --
  Changes in operating assets and liabilities:
    Accounts receivable.....................................         (933)           (528)
    Inventories.............................................         (131)            (12)
    Prepaid expenses........................................            2              29
    Other assets............................................          (39)             71
    Accounts payable........................................          205             (59)
    Accrued expenses and other accrued liabilities..........         (385)           (401)
    Deferred revenue........................................          168              (7)
                                                                 --------         -------
Net cash used in operating activities.......................       (1,407)         (1,838)

INVESTING ACTIVITIES
Purchase of property and equipment, net.....................         (742)            (98)
Proceeds received from Hosting Connectivity asset sale......          985              --
                                                                 --------         -------
Net cash provided by (used in) investing activities.........          243             (98)

FINANCING ACTIVITIES
Principal payments on long-term debt and third-party
  licenses..................................................           (2)             (2)
Proceeds from common stock issued upon exercise of stock
  options...................................................          667              25
                                                                 --------         -------
Net cash provided by financing activities...................          665              23
Currency translation effect on cash and cash equivalents....          (28)             66
                                                                 --------         -------
Net decrease in cash and cash equivalents...................         (527)         (1,847)
Cash and cash equivalents at beginning of period............       22,088           6,421
                                                                 --------         -------
Cash and cash equivalents at end of period..................     $ 21,561         $ 4,574
                                                                 ========         =======

Non-cash investing activity: common stock received as
  partial consideration for Hosting Connectivity asset
  sale......................................................     $500,000              --



           SEE NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS.

                     CUSEEME NETWORKS, INC. AND SUBSIDIARY



        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)



                                 MARCH 31, 2000



1. ACCOUNTING POLICIES



DESCRIPTION OF BUSINESS



    We develop software solutions that facilitate worldwide video and audio communication and data collaboration across the Internet, intranets, extranets and other networks using the Internet Protocol (IP). Our CU-SeeMe Web product provides the industry's first multipoint video instant messaging over the Internet. Our CU-SeeMe Pro and MeetingPoint create a client-server solution that allows multiple users to participate simultaneously in conferences over the Internet. ClassPoint is a MeetingPoint add-on that provides a complete solution for corporate training and distance learning. We support multiple platforms, including Windows 95, 98 and NT, Sun Solaris, and Red Hat Linux. Our web site is located at www.cuseeme.com. CU-SeeMe Web can be experienced at www.world.cuseeme.com. Information contained in our web site is not a part of this Annual Report.



    We are targeting increased distribution of our client software. Targeting Internet service providers, portal sites, and enterprises, we will sell either a complete end-to-end solution for Internet communications or Internet communications services whereby the customer pays a recurring fee to video/audio-enable and maintain its web site.



    On May 8, 2000, we changed our company name from White Pine Software, Inc. to CUseeMe Networks, Inc.



CASH AND CASH EQUIVALENTS



    Cash and cash equivalents consist of cash on hand and investments in high grade commercial paper having maturities of three months or less when purchased. These investments have been categorized as held to maturity under the provisions of Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Accordingly, the balances are stated at amortized cost, which approximates fair value, because of the short maturity of these instruments.



REVENUE RECOGNITION



    Our revenue is derived from software license fees and fees for services related to our software products, primarily software maintenance fees. We recognize revenue in accordance with the provisions of AICPA Statement of Position No. 97-2, SOFTWARE REVENUE RECOGNITION, as amended.



    Software license revenue is recognized upon our receipt of a firm customer order and shipment of the software, net of allowances for estimated future returns, provided that no significant obligations remain on our part and collection of the related receivable is deemed probable.



    Software maintenance fees, which are generally payable in advance and are non-refundable, are recognized ratably over the period of the maintenance contract, typically twelve months. Revenue from training and consulting services is recognized as services are provided.



    Software license fees, consulting fees, and training fees that have been prepaid or invoiced but that do not yet qualify for recognition as revenue under our policy, and prepaid maintenance fees not yet recognized as revenue, are reflected as deferred revenue.

                                     [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    Section 145 of the Delaware General Corporation Law affords a Delaware corporation the power to indemnify its present and former directors and officers under certain conditions. Article SEVENTH of the charter of CUseeMe
Networks, Inc. (formerly White Pine Software, Inc.) (the "Company") provides that the Company shall indemnify each person who at any time is, or shall have been, a director or officer of the Company, and is threatened to be or is made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is, or was, a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee, trustee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding to the maximum extent permitted by the Delaware General Corporation Law.


    Section 102(b)(7) of the Delaware General Corporation Law gives a Delaware corporation the power to adopt a charter provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for breach of fiduciary duty as directors, provided that such provision may not eliminate or limit the liability of directors for (a) any breach of the director's duty of loyalty to the corporation or its stockholders, (b) any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) any payment of a dividend or approval of a stock purchase that is illegal under Section 174 of the Delaware Corporation Law or
(d) any transaction from which the director derived an improper personal benefit. Article NINTH of the Company's charter provides that to the maximum extent permitted by the Delaware General Corporation Law, no director of the Company shall be personally liable to the Company or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Company. No amendment to or repeal of the provisions of Article NINTH shall apply to or have any effect of the liability or the alleged liability of any director of the Company with respect to any act or failure to act of such director occurring prior to such amendment or repeal. A principal effect of such Article NINTH is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care, unless the breach involves one of the four exceptions described in (a) through
(d) above.

    Section 145 of the Delaware General Corporation Law also affords a Delaware corporation the power to obtain insurance on behalf of its directors and officers against liabilities incurred by them in those capacities. The Company has procured a directors' and officers' liability and company reimbursement liability insurance policy that (a) insures directors and officers of the Company against losses (above a deductible amount) arising from certain claims made against them by reason of certain acts done or attempted by such directors or officers and (b) insures the Company against losses (above a deductible amount) arising from any such claims, but only if the Company is required or permitted to indemnify such directors or officers for such losses under statutory or common law or under provisions of the Company's charter or by-laws.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses to be paid by the Company in connection with the issuance and distribution of the securities being registered, other than sales commissions. All amounts shown are estimates except for amounts of filing and listing fees.

Filing fee of SEC...........................................  $  7,778
Listing fee of Nasdaq Stock Market, Inc.....................    17,500
Accounting fees and expenses................................    10,000
Blue sky fees and expenses (including related legal fees)...     1,500
Legal fees and expenses.....................................    30,000
Printing and engraving expenses.............................    30,000
Miscellaneous...............................................     3,222
                                                              --------
  Total.....................................................  $100,000
                                                              ========

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

    The following information is furnished with regard to all securities sold by the Company within the past three years that were not registered under the Securities Act.

    - In May 1997, the Company issued to DataBeam Corporation a total of 11,111 shares of common stock. The shares were issued as partial payment for use of its server program.

    - In July 1998, the Company issued to Labtam Communications Pty. Ltd. a total of 900,000 shares of common stock. The shares were issued as part of the consideration for intellectual property purchased by the Company from Labtam Communications Pty. Ltd.

    - In November 1998, the Company issued to Cornell Research Foundation, Inc. a warrant to purchase 150,000 shares of common stock at a price of $1.00 per share. The warrant was issued as part of the consideration for intellectual property purchased by the Company from Cornell Research Foundation, Inc. and for the cancelation of a previously outstanding warrant that had been issued by the Company to Cornell Research Foundation, Inc.

    - In December 1999, the Company sold the following numbers of shares of common stock to the parties named below. All of the shares were sold at a price of $15.36 per share.

                                                               SHARES
PURCHASER                                                     PURCHASED
---------                                                     ---------
CFE, Inc....................................................    325,521
Private Equity Holding (Caymen) Ltd.........................    325,521
Jayvee & Co A/C YARF 1208002
  CIBC Mellon Global Securities.............................    162,760
Jayvee & Co A/C YARF 1203002
  CIBC Mellon Global Securities.............................     99,886
Royal Trust Corp. of Canada In Trust for Account 27396004...     62,875
Special Situations Private Equity Fund, LP..................     78,125
Special Situations Cayman Fund, L.P.........................     65,104
Special Situations Fund III, L.P............................    182,292
                                                              ---------
  Total.....................................................  1,302,084
                                                              =========

    The issuances described above were made in reliance upon the exemptions from registration set forth in Section 4(2) of the Securities Act relating to sales by an issuer not involving any public offering. None of the foregoing transactions involved a distribution or public offering. No underwriters were engaged in connection with the foregoing issuances of securities, and no underwriting commissions or discounts were paid.

ITEM 27. EXHIBITS

    (a) EXHIBITS


EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
      3.1(1)(7)         Amended and Restated Certificate of Incorporation of the
                        registrant, as further amended

      3.2(1)            Amended and Restated By-Laws of the registrant

      4.1(7)            Specimen certificate for common stock of the registrant

      5.1*              Opinion of Hale and Dorr LLP

     10.1(1)            Stock Option Plan (1993), as amended of the registrant

     10.2(1)            Stock Option Plan (1994), as amended of the registrant

     10.3(1)            Stock Option Plan (1995), as amended of the registrant

     10.4(1)            Stock Option Plan (1996), as amended of the registrant

     10.5(1) 1996 Incentive and Nonqualified Stock Option Plan of the registrant

     10.6(4) 1996 Amended and Restated Employee Stock Purchase Plan of the registrant

     10.7(3)            1997 Director Stock Option Plan of the registrant

     10.8(1)            Stock Purchase Agreement dated March 19, 1996 among certain investors and the registrant, as amended

     10.9(1)            Stock Purchase Agreement dated April 17, 1996 between J.F.
                        Shea, Co., Inc. and the registrant, as amended

     10.10(1)           Amended and Restated Registration Rights Agreement dated
                        March 19, 1996 among certain stockholders of the registrant and the registrant, as amended

     10.11(6) Stock purchase agreements dated December 1999 between the registrant and the investors identified therein

     10.12(5) Sale of Assets Agreement dated as of July 6, 1998 by and among the registrant, Labtam Communications Pty. Ltd.,
                        Creative Software Technologies Pty. Ltd., Dawson Noy Johns and Anthony James Oxley

     10.13(4)           Technology Transfer Agreement dated as of November 11, 1998 between the registrant and Cornell Research Foundation, Inc.

     10.14(2)           Standard Office Lease-Gross (American Industrial Real Estate
                        Association) dated October 24, 1996 by and between PBP
                        Limited Partnership, as lessor and the registrant, as lessee

     10.15(1)           Nondisclosure and Noncompetition Agreement dated February
                        15, 1996 with David O. Bundy

     10.16(3) Severance Agreement dated March 16, 1998 between the registrant and Robert Hadden

     10.17(4)           Letter agreement dated August 5, 1997 between the registrant and Christine J. Cox

     10.18(1)           Indenture of Lease dated May 15, 1996 by Nash-Tamposi
                        Limited Partnership, Ballinger Properties L.L.C. and the registrant

     10.19(6) Consulting Agreement dated as of February 17, 2000 between the registrant and Arthur H. Bruno

     23.1               Consent of Ernst & Young LLP

     23.2*              Consent of Hale and Dorr LLP (included in Exhibit 5.1)

EXHIBIT NO.                                     DESCRIPTION
-----------             ------------------------------------------------------------
     24.1*              Power of Attorney (contained on page II-5 of the
                        registration statement as originally filed)

     27.1(4)            Financial Data Schedule for year ended December 31, 1999

     27.2(8)            Financial Data Schedule for the three months ended
                        March 31, 2000


------------------------


(1) Incorporated by reference to the registrant's Registration Statement on Form SB-2 (File No. 333-09525) in the form in which it was declared effective by the Securities and Exchange Commission.



(2) Incorporated by reference to the registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1997.



(3) Incorporated by reference to the registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1998.



(4) Incorporated by reference to the registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999.



(5) Incorporated by reference to the registrant's Current Report on Form 8-K filed on July 23, 1998.



(6) Incorporated by reference to the registrant's Registration statement on Form SB-2 (File No. 333-95541) in the form it was declared effective by the Securities and Exchange Commission.



(7) Incorporated by reference to the registrant's Current Report on Form 8-K filed on May 9, 2000.



(8) Incorporated by reference to the registrant's Quarterly Report on Form 10-QSB for the three months ended March 31, 2000.


    (b) FINANCIAL STATEMENT SCHEDULES

Report of Independent Accountants

    All schedules are omitted because they are not applicable or the required information is shown in the consolidated financial statements or the related notes.

ITEM 28. UNDERTAKINGS.


(a) The undersigned registrant hereby undertakes to :


    (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to;

           (i) Include any prospectus required by Section 10(a)(3) for the Securities Act of 1933 (the "Securities Act");

           (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in the Registration Statement; and

          (iii) Include any additional changed material information on the plan of distribution.

    (2) For determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial BONA FIDE offering thereof.

    (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has authorized this Amendment to Registration Statement to be signed on its behalf by the undersigned, in the City of Nashua, New Hampshire on June 26, 2000.



                                                       CUSEEME NETWORKS, INC.

                                                       By:  /s/ KILLKO A. CABALLERO
                                                            -----------------------------------------
                                                            Killko A. Caballero
                                                            President and Chief Executive Officer



    In accordance with the requirements of the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities indicated on June 26, 2000.



                      SIGNATURE                                            TITLE
                      ---------                                            -----
               /s/ KILLKO A. CABALLERO                 President, Chief Executive Officer and
     -------------------------------------------         Chairman (PRINCIPAL EXECUTIVE OFFICER)
                 Killko A. Caballero

                /s/ CHRISTINE J. COX                   Chief Financial Officer, Vice President of
     -------------------------------------------         Finance, Treasurer and Assistant Secretary
                  Christine J. Cox                       (PRINCIPAL FINANCIAL AND ACCOUNTING OFFICER)

                          *                            Director
     -------------------------------------------
                 Joseph J. Esposito

                          *                            Director
     -------------------------------------------
                 Jonathan G. Morgan

                          *                            Director
     -------------------------------------------
                    Adam Stettner


      /s/ KILLKO A. CABALLERO
      ---------------------------------------
      Killko A. Caballero
*By:  Attorney-in-fact